Bond No. FID5395319 06	INVESTMENT COMPANY FIDELITY BOND (September, 2000 Edition) ZURICH AMERICAN INSURANCE COMPANY

☐

DECLARATIONS

Item 1.	Name of Insured (herein called Insured):	Principal Address:

	Manning & Napier Fund, Inc.	290 Woodcliff Drive Fairport, NY 14450

Item 2.	Bond Period :	from 12:01 a.m. on	12/13/08	to 12:01 a.m. on	12/13/09
			(month, day, year)		(month, day, year)

or to the earlier effective date of the termination or cancellation of this Bond, standard time at the Principal Address, as to each of said dates.

Item 3.	The Underwriter’s Limit of Liability and Deductible Amount under each Insuring Agreement as shown in the Table of Limits of Liability and Deductibles are subject to these Declarations, General Agreements and Conditions and Limitations of this bond and the terms and limitations of the Insuring Agreement having reference thereto and any of its riders.

No coverage is provided under any Insuring Agreement unless so indicated in the Table of Limits of Liability and Deductibles showing the Underwriter’s Limit of Liability or in any rider hereafter agreed upon.

Item 4.	The liability of the Underwriter is subject to the terms of the following riders attached hereto:

See attached

Item 5.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) n/a such termination or cancellation to be effective as of the time this bond becomes effective.

Signed, Sealed and Dated:	☒	ZURICH AMERICAN INSURANCE COMPANY
☐

/s/ Andrew J. Meloni		BY:	/s/ Dana Carter
Countersigned			(Authorized Representative)

INVESTMENT COMPANY FIDELITY BOND

(September, 2000 Edition)

TABLE OF LIMITS OF LIABILITY AND DEDUCTIBLES

Forming part of Bond No. FID 5395319-06

INSURING AGREEMENT		Limit of Liability		Deductible Amount
(A) – EMPLOYEE DISHONESTY			$15,000,000		$0
(B) – ON PREMISES			$15,000,000		$75,000
(C) – IN TRANSIT			$15,000,000		$75,000
(D) – FORGERY OR ALTERATION			$15,000,000		$75,000
(E) – SECURITIES			$15,000,000		$75,000
(F) – COUNTERFEIT CURRENCY			$15,000,000		$75,000
(G) – AUDIT EXPENSE			$100,000		$10,000
(H) – STOP PAYMENT			$25,000		$10,000
(I) – UNCOLLECTIBLE ITEMS OF DEPOSIT			$100,000		$10,000
(J) – COMPUTER SYSTEMS FRAUD			$15,000,000		$75,000
(K) – VOICE INITIATED TRANSFER FRAUD	CALL-BACK THRESHOLD: N/A		$15,000,000		$75,000
(L) – TELEFACSIMILE TRANSFER FRAUD	CALL-BACK THRESHOLD: N/A		$15,000,000		$75,000
OPTIONAL INSURING AGREEMENTS: (added by Rider)
Unauthorized Signatures			$100,000		$50,000
		$		$
		$		$

If “Not Covered” is inserted above opposite any specified Insuring Agreement, such Insuring Agreements and any other reference thereto in this bond shall be deemed to be deleted therefrom.

INVESTMENT COMPANY FIDELITY BOND

(September, 2000 Edition)

TABLE OF LIMITS OF LIABILITY AND DEDUCTIBLES

Forming part of Bond No. FID 5395319-06- effective 12/13/08

THE FOLLOWING SHALL BE APPLICABLE TO A MANNING & NAPIER SEPARATELY MANAGED CLIENT

UNDER A WRITTEN CONTRACT W/ MANNING & NAPIER ADVISORS, INC.

INSURING AGREEMENT		Limit of Liability		Deductible Amount
(A) – EMPLOYEE DISHONESTY			$15,000,000		$75,000
(B) – ON PREMISES			$15,000,000		$75,000
(C) – IN TRANSIT			$15,000,000		$75,000
(D) – FORGERY OR ALTERATION			$15,000,000		$75,000
(E) – SECURITIES			$15,000,000		$75,000
(F) – COUNTERFEIT CURRENCY			$15,000,000		$75,000
(G) – AUDIT EXPENSE			$100,000		$10,000
(H) – STOP PAYMENT			$25,000		$10,000
(I) – UNCOLLECTIBLE ITEMS OF DEPOSIT			$100,000		$10,000
(J) – COMPUTER SYSTEMS FRAUD			$15,000,000		$75,000
(K) – VOICE INITIATED TRANSFER FRAUD	CALL-BACK THRESHOLD: N/A		$15,000,000		$75,000
(L) – TELEFACSIMILE TRANSFER FRAUD	CALL-BACK THRESHOLD: N/A		$15,000,000		$75,000
OPTIONAL INSURING AGREEMENTS: (added by Rider)
Unauthorized Signatures			$100,000		$50,000
		$		$
		$		$

If “Not Covered” is inserted above opposite any specified Insuring Agreement, such Insuring Agreements and any other reference thereto in this bond shall be deemed to be deleted therefrom.

To be attached to and form a part of policy FID 5395319-06

Effective Date 12/13/2008

ENDORSEMENT SCHEDULE

The complete name of Insured as stated in Item 1 of the Declarations Page is amended to include:

Manning & Napier Advisors , Inc.

“ AND ANY INTEREST NOW EXISTING OR HEREAFTER 50% OR MORE OWNED, CONTROLLED OR OPERATED BY ANY ONE OR MORE OF THOSE NAMED AS INSURED.”

“AND ANY OTHER EMPLOYEE BENEFIT PLANS NOW EXISTING OR HEREAFTER CREATED OR ACQUIRED WHICH MAY OR MAY NOT BE REQUIRED TO BE BONDED UNDER THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974.”

End1a

Endorsement 2

(INSURED) Manning & Napier Fund, Inc.	(EFFECTIVE DATE) 12/13/08	(BOND NUMBER) FID 5395319 06

It is agreed that:

1.	The attached bond is amended by inserting an additional Insuring Agreement as follows:

	Aggregate and Single Loss Limit of Liability	Single Loss Deductible
UNAUTHORIZED SIGNATURES	$100,000	$50,000

Loss resulting directly from the Insured having accepted, paid or cashed any checks or Withdrawal Orders made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on file with the Insured as a signatory on such account.

It shall be a condition precedent to the Insured’s right of recovery under this Coverage that the Insured shall have on file signatures of all persons who are signatories on such account.

2.	Conditions & Limitations Section 1- Definitions J. Employee, item 1. Shall be amended to read: each officer, director, trustee, partner or employee of the insured, including for a period of 90 days after the termination of service” and,

3.	Insuring Agreement K. Voice Initiated Transfer Fraud and L. Telefacsimile Transfer Fraud shall be amended by deleting the provisions requiring electronic recording, verification procedures and call-backs as applicable.

4.	All other terms, conditions and limitations remain the same except as herein expressly modified.

ZURICH AMERICAN INSURANCE COMPANY	BY:	/s/ Dana Carter
AUTHORIZED REPRESENTATIVE

Policy Name: Manning & Napier Fund, Inc.	COMMERCIAL CRIME
Policy # FID 5395319-06	CR 02 34 02 05

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

NEW YORK CHANGES

CANCELLATION RIDER

To be attached to and form part of Bond No. FID 5395319-06, in favor of Manning & Napier Fund Inc.

It is agreed that solely with respect to Manning & Napier Advisors Inc.:

1. The attached bond is amended by adding to the Section which provides for cancelation of this bond, as an entirety, an additional paragraph as follows:

“No cancellation of this bond, as an entirety, whether by or at the request of the Insured or by the Company or Underwriter, shall take effect prior to the expiration of 30 days after written notice of such cancelation has been filed with *see below unless an earlier date of such cancelation is approved by said

2. This rider is effective as of May 13, 2009.

The Manitoba Securities Commission

500-400 St. Mary Avenue

Winnipeg, MB R3C 4K5

GENERAL CANCELATION CLAUSE RIDER
FOR USE WITH ALL FORMS OF BONDS WHERE NOTICE OF CANCELATION MUST BE GIVEN TO COMPLY WITH A STATUTE OR DEPARTMENTAL AUTHORITY. REVISED TO JUNE, 1990 SR 5083c

ALL OTHER TERMS CONDITIONS AND CONDITIONS REMAIN UNCHANGED

SR 5083c	Page 1 of 1

CANCELLATION RIDER

To be attached to and form part of Bond No. FID 5395319-06, in favor of Manning & Napier Fund Inc.

It is agreed that solely with respect to Manning & Napier Advisors, Inc.:

1. The attached bond is amended by adding to the Section which provides for cancelation of this bond, as an entirety, an additional paragraph as follows:

“No cancellation of this bond, as an entirety, whether by or at the request of the Insured or by the Company or Underwriter, shall take effect prior to the expiration of 30 days after written notice of such cancelation has been filed with *see below unless an earlier date of such cancelation is approved by said

2. This rider is effective as of April 1, 2009.

*Alberta Securities Commission

GENERAL CANCELATION CLAUSE RIDER
FOR USE WITH ALL FORMS OF BONDS WHERE NOTICE OF CANCELATION MUST BE GIVEN TO COMPLY WITH A STATUTE OR DEPARTMENTAL AUTHORITY. REVISED TO JUNE, 1990 SR 5083c

ALL OTHER TERMS CONDITIONS AND CONDITIONS REMAIN UNCHANGED

SR 5083c	Page 1 of 1

This endorsement modifies insurance provided under the following:

COMMERCIAL CRIME POLICY

EMPLOYEE THEFT AND FORGERY POLICY

GOVERNMENT CRIME POLICY

KIDNAP/RANSOM AND EXTORTION POLICY

A.	The Cancellation Of Policy Condition is replaced by the following:

CANCELLATION OF POLICY

(1)	The first Named Insured shown in the Declarations may cancel this entire policy by mailing or delivering to us advance written notice of cancellation.

(2)	Cancellation Of Policies In Effect

(a)	60 Days Or Less

We may cancel this policy by mailing or delivering to the first Named Insured written notice of cancellation at least:

(i)	30 days before the effective date of cancellation if we cancel for any reason not included in Paragraph A.(2)(a)(ii) below.

(ii)	15 days before the effective date of cancellation if we cancel for any of the following reasons:

(i)	Nonpayment of premium, provided however, that a notice of cancellation on this ground shall inform the first Named Insured of the amount due;

(ii)	Conviction of a crime arising out of acts increasing the hazard insured against;

(iii)	Discovery of fraud or material misrepresentation in the obtaining of the policy or in the presentation of a claim;

(iv)	After issuance of the policy or after the last renewal date, discovery of an act or omission, or a violation of any policy condition, that substantially and materially increases the hazard insured against, and that occurred subsequent to inception of the current policy period;

(v)	Material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of the policy, that results in the property becoming uninsurable in accordance with our objective, uniformly applied underwriting standards in effect at the time the policy was issued or last renewed; or material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the policy, that causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the policy was issued or last renewed;

(vi)	Required pursuant to a determination by the Superintendent that continuation of our present premium volume would jeopardize our solvency or be hazardous to the interest of our policyholders, our creditors or the public;

(vii)	A determination by the Superintendent that the continuation of the policy would violate, or would place us in violation of, any provision of the Insurance Code.

(viii)	Where we have reason to believe, in good faith and with sufficient cause, that there is a probable risk of danger that the insured will destroy, or permit to be destroyed, the insured property for the purpose of collecting the insurance proceeds. If we cancel for this reason, you may make a written request to the Insurance Department, within 10 days of receipt of this notice, to review our cancellation decision. Also, we will simultaneously send a copy of this cancellation notice to the Insurance Department.

(b)	More Than 60 Days

If this policy has been in effect for more than 60 days, or if this policy is a renewal or continuation of a policy we issued, we may cancel only for any of the reasons listed in Paragraph A.(2)(a)(ii) above, provided:

(1)	We mail the first Named Insured written notice at least 15 days before the effective date of cancellation; and

(2)	If we cancel for nonpayment of premium, our notice of cancellation informs the first Named Insured of the amount due.

(3)	We will mail or deliver our notice, including the reason for cancellation, to the first Named Insured at the address shown in the policy and to the authorized agent or broker.

CR 02 34 02 05	Copyright, ISO Properties, Inc., 2004

(4)	Notice of cancellation will state the effective date of cancellation. The policy period will end on that date.

(5)	If this policy is cancelled, we will send the first Named Insured any premium refund due. If we cancel, the refund will be pro rata. If the first Named Insured cancels, the refund may be less than pro rata.

However, when the premium is advanced under a premium finance agreement, the cancellation refund will be pro rata. Under such financed policies, we will be entitled to retain a minimum earned premium of 10% of the total policy premium or $60, whichever is greater. The cancellation will be effective even if we have not made or offered a refund.

(6)	If notice is mailed, proof of mailing will be sufficient proof of notice.

(7)	If one of the reasons for cancellation in Paragraph A.(2)(a)(ii) exists, we may cancel this entire policy, even if the reason for cancellation pertains only to a new coverage or endorsement initially effective subsequent to the original issuance of this policy.

B.	The following are added and supersede any other provisions to the contrary:

1.	Nonrenewal

If we decide not to renew this policy we will send notice as provided in Paragraph B.3. below.

2.	Conditional Renewal

If we conditionally renew this policy subject to a:

a.	Change of limits;

b.	Change in type of coverage;

c.	Reduction of coverage;

d.	Increased deductible;

e.	Addition of exclusion; or

f.	Increased premiums in excess of 10%, exclusive of any premium increase due to and commensurate with insured value added or increased exposure units; or as a result of experience rating, loss rating, retrospective rating or audit;

we will send notice as provided in Paragraph B.3. below.

3.	Notices Of Nonrenewal And Conditional Renewal

a.	If we decide not to renew this policy or to conditionally renew this policy as provided in Paragraphs B.1. and B.2. above, we will mail or deliver written notice to the first Named Insured shown in the Declarations at least 60 but not more than 120 days before:

(1)	The expiration date; or

(2)	The anniversary date if this is a continuous policy.

b.	Notice will be mailed or delivered to the first Named Insured at the address shown in the policy and to the authorized agent or broker. If notice is mailed, proof of mailing will be sufficient proof of notice.

c.	Notice will include the specific reason(s) for nonrenewal or conditional renewal, including the amount of any premium increase for conditional renewal and description of any other changes.

d.	If we violate any of the provisions of Paragraphs B.3.a., B.3.b. or B.3.c. above, by sending the first Named Insured an incomplete or late conditional renewal notice or a late nonrenewal notice:

(1)	Coverage will remain in effect at the same terms and conditions of this policy at the lower of the current rates or the prior period’s rates until 60 days after such notice is mailed or delivered, unless the first Named Insured, during this 60 day period, has replaced the coverage or elects to cancel.

(2)	On or after the expiration date of this policy, coverage will remain in effect at the same terms and conditions of this policy for another policy period, at the lower of the current rates or the prior period’s rates, unless the first Named Insured, during this additional policy period, has replaced the coverage or elects to cancel.

e.	If you elect to renew on the basis of a late conditional renewal notice, the terms, conditions and rates set forth in such notice shall apply:

(1)	Upon expiration of the 60 day period; or

(2)	Notwithstanding the provisions in Paragraphs d.(1) and d.(2) as of the renewal date of the policy if we send the first Named Insured the conditional renewal notice at least 30 days prior to the expiration or anniversary date of the policy.

f.	We will not send you notice of nonrenewal or conditional renewal if you, your authorized agent or broker or another insurer of yours mails or delivers notice that the policy has been replaced or is no longer desired.

CR 02 34 02 05	Copyright, ISO Properties, Inc., 2004

C.	Calculation Of Premium

1.	For policies with fixed terms in excess of one year, or policies with no stated expiration date, except as provided in Paragraph 2., the following applies:

The premium shown in the Declarations was computed based on rates and rules in effect at the time the policy was issued. On each renewal or continuation of this policy, we will compute the premium in accordance with our rates and rules then in effect.

2.	For policies with fixed terms in excess of one year, where premium is computed and paid annually, the following applies:

a.	The premium shown in the Declarations was computed based on rates and rules in effect at the time the policy was issued. Such rates and rules will be used to calculate the premium at each anniversary, for the entire term of the policy, unless the specific reasons described in Paragraphs b. or c. apply.

b.	The premium will be computed based on the rates and rules in effect on the anniversary date of the policy only when, subsequent to the inception of the current policy period, one or more of the following occurs:

(1)	After issuance of the policy or after the last renewal date, discovery of an act or omission, or a violation of any policy condition, that substantially and materially increases the hazard insured against, and that occurred subsequent to inception of the current policy period;

(2)	A material physical change in the property insured, occurring after issuance or last anniversary renewal date of the policy, causes the property to become uninsurable in accordance with underwriting standards in effect at the time the policy was issued or last renewed; or

(3)	A material change in the nature or extent of the risk, occurring after issuance or last anniversary renewal date of the policy, which causes the risk of “loss” to be substantially and materially increased beyond that contemplated at the time the policy was issued or last renewed.

c.	If, subsequent to the inception of the current policy period, the Limit of Insurance is increased, or additional coverages or causes of loss are insured, the rate and rules in effect at the time of the change will be applied to calculate the premium and will continue to apply to the change at subsequent anniversary dates.

D.	The following provision applies when a policy is written on an annual aggregate limit of insurance basis:

The annual aggregate limit of this policy will be increased in proportion to any policy extension provided in accordance with Paragraph B.3. above, provided, however, that if the first Named Insured elects to accept the terms and conditions and rates of the conditional renewal notice, a new annual aggregate limitation shall become effective as of the inception date of the renewal, subject to regulations promulgated by the Superintendent.

INVESTMENT COMPANY FIDELITY BOND

(ZURICH AMERICAN INSURANCE COMPANY - SEPTEMBER, 2000 EDITION)

Some provisions of this bond restrict coverage. Read the entire bond carefully to determine the rights and duties of the Insured and what is or is not covered.

Words and phrases in Bold Print are defined in the bond.

CR 02 34 02 05	Copyright, ISO Properties, Inc., 2004

The Underwriter, in consideration of an agreed premium and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the insured for:

INSURING AGREEMENTS

A.	EMPLOYEE DISHONESTY

Loss resulting directly from dishonest or fraudulent acts, including Larceny and Embezzlement, committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

a.	to cause the Insured to sustain such loss; or

b.	to obtain financial benefit for the Employee or another person or entity acting in collusion with the Employee.

Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading this bond covers only loss resulting directly from dishonest or fraudulent acts, including Larceny and Embezzlement, committed by an Employee with the manifest intent to make and which results in

i.	a financial benefit for the Employee, or

ii.	a financial benefit for another person or entity with whom the Employee committing the dishonest act was in collusion, provided that the Insured establishes that the Employee intended to participate in the financial benefit.

It is further agreed that loss resulting directly from the Larceny and Embezzlement of funds or Property by an Employee shall be deemed to be a loss which merits the requirements of this Insuring Agreement even though the financial benefit therefrom may be derived solely by an innocent third party from whom such loss is not lawfully recoverable by the Insured.

In this Insuring Agreement:

a.	Loan means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

b.	Trading means trading or other dealings in securities, commodities, futures, options foreign or Federal Funds, currencies, foreign exchange and the like.

Larceny and Embezzlement means larceny and embezzlement as defined in Section 37 of the Investment Company Act of 1940.

As used throughout this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

B.	ON PREMISES

1.	Loss of Property resulting directly from

a.	robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof; or

b.	theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured,

while the Property is lodged or deposited within offices or premises located anywhere.

2.	Loss of or damage to

a.	furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

b.	such office resulting from larceny of theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief,

provided that

i.	the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

ii.	the loss is not caused by fire.

C.	IN TRANSIT

Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of:

a.	a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

b.	a Transportation Company and being transported in an armored motor vehicle, or

c.	a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

i.	records, whether recorded in writing or electronically, and

ii.	Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

iii.	Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

D.	FORGERY OR ALTERATION

Loss resulting directly from:

1.	Forgery or Alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit, Letter of Credit, receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent;

2.	transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions, advices or applications (collectively, “Directions”) directed to the Insured and authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of Property, or giving notice of any bank account, which “Directions” purport to have been signed or endorsed by:

a.	any customer of the Insured,

b.	any shareholder of or subscriber to shares issued by any Investment Company,

c.	any financial or banking institution, stockbroker, or

d.	Employee;

but which “Directions” either bear a signature which is a Forgery or have been Altered without the knowledge and consent of such customer, shareholder or subscriber to shares, financial or banking institution, stockbroker or Employee;

PROVIDED, that the signature (except that of a financial or banking institution, stockbroker or Employee) on any “Direction” shall have a Signature Guarantee, unless such Direction was

a.	to effect any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or

b.	to elect any dividend option available to Fund shareholders, or

c.	to redeem Fund shares, where the proceeds of such redemption are to be payable to (x) the shareholder of record at the record address, or (y) a person Officially Designated to receive redemption proceeds at the address stated in the Official Designation, or (z) a bank account Officially Designated to receive redemption proceeds by mail or wire transfer.

This Insuring Agreement D does not cover loss resulting directly from Forgery or Alteration of Securities (Insuring Agreement E) or loss resulting directly from Employee Dishonesty (Insuring Agreement A). Any document referred to in clause (1) above which authorizes, requests, acknowledges, or gives notice as to any matter described in clause (2) above shall be deemed to be a “Direction”.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

E.	SECURITIES

Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others,

1.	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

a.	Certificated Security,

b.	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

c.	Evidence of Debt,

d.	Instruction to a Federal Reserve Bank of the United States, or

e.	Statement of Uncertificated Security

which

i.	bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety guarantor, or of any person signing in any other capacity which is a Forgery, or

ii.	is altered, or

iii.	is lost or stolen;

2.	guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above;

3.	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

F.	COUNTERFEIT CURRENCY

Loss resulting directly from the receipt by the Insured, in good faith, of (1) any Money Order which proves to be Counterfeit or to contain an Alteration or (2) Money from any country which proves to be Counterfeit.

G.	AUDIT EXPENSE

Expense incurred by the Insured for that part of the cost of audits or examinations required by any governmental regulatory authority or Self Regulatory Organization to be conducted by such authority, Self Regulatory Organization or independent accountant by reason of the discovery of loss sustained by the Insured and which loss constitutes a valid and collectible loss and exceeds the applicable Deductible Amount under an Insuring Agreement covered by this bond.

1.	The total liability of the Underwriter for such expense is limited to the amount stated opposite “Audit Expense” in the Table of Limits of Liability forming part of this bond. Such amount shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

2.	Any amount payable under this agreement shall be paid to the Insured at the same time as the payment of the valid and collectible loss.

H.	STOP PAYMENT

Any and all sums which the Insured shall become legally obligated to pay any customer for damages caused by reason of the Insured having:

1.	failed to comply with any notice from any customer of the Insured, or any authorized representative of such customer, to stop payment on any check(s) or draft(s) made or drawn by such customer, or

2.	wrongfully dishonored any check(s) or draft(s) made or drawn by any customer of the Insured or any authorized representative of such customer.

Damages under sub-paragraph (2) above shall not include the amount of any check(s) or draft(s) in question, nor any amounts paid to the payee, endorser or accommodation party of such check(s) or draft(s).

I.	UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting directly from payments of dividends, issuance of Fund shares or withdrawals permitted from an account with the Fund as a consequence of

1.	uncollectible Items of Deposit of a Fund’s customer, shareholder or subscriber credited by the Insured or its agent to such person’s Fund account, or

2.	any Item of Deposit processed through an automated clearing house which is reversed by a Fund’s customer, shareholder or subscriber and is deemed uncollectible by the Insured;

PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its application for this bond or operations guidelines (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

J.	COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent

1.	entry of Electronic Data or Computer Program into, or

2.	change of Electronic Data or Computer Program within any Computer System operated or used by the Insured, whether owned or leased; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond; provided that the entry or change causes

a.	Property to be transferred, paid or delivered,

b.	an account of the Insured, or of its Customer, to be added, deleted, debited or credited, or

c.	an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith

a.	on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

b.	on an instruction transmitted by Tested telex or similar means of Tested communication (except a Telefacsimile Device) identified in the application for this bond purportedly sent by a Member, financial institution or automated clearing house.

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss and subject to the amount stated opposite “Computer Systems Fraud” in the Table of Limits of Liability forming part of this bond. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as one loss and subject to the amount stated opposite “Computer Systems Fraud” in the Table of Limits of Liability forming part of this bond.

K.	VOICE INITIATED TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer’s account through a Computer System covered under the terms of the Computer Systems Fraud Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from

1.	an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer,

2.	an individual person who is a Customer of the Insured, or

3.	an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Funds, and was received by an Employee of the Insured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in 1, 2, or 3 above, provided that

a.	such voice instruction was electronically recorded by the Insured and required password(s) or code word(s) given; and

b.	if the transfer was in excess of the Call-back Threshold shown in the Table of Limits of Liability for this Insuring Agreement, the voice instruction was verified by a callback according to a prearranged procedure.

In this Insuring Agreement:

a.	Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to make transfers and which has provided the Insured with the names of persons authorized to initiate such transfers and with which the Insured has established an instruction verification mechanism.

b.	Funds means Money on deposit in an account.

In addition to the Conditions and Limitations in the bond and Computer Systems Fraud Insuring Agreement, the following provisions are applicable to the Voice Initiated Transfer Fraud Insuring Agreement:

a.	This Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

b.	Proof of loss for claim under the Voice Initiated Transfer Fraud Insuring Agreement must include the electronic recording of such voice instructions and the verification call-back, if such call was required.

L.	TELEFACSIMILE TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the Computer Systems Fraud Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction

1.	purports and reasonably appears to have originated from

a.	a Customer of the Insured,

b.	another financial institution, or

c.	another office of the Insured

but, in fact, was not originated by the Customer or entity whose identification it bears and

2.	contains a valid test code which proves to have been used by a person who was not authorized to make use of it, and,

3.	contains the name of a person authorized to initiate such transfer; and

provided that, if the transfer was in excess of the Call-back Threshold shown in the Table of Limits of Liability for this Insuring Agreement, the instruction was verified by a call-back according to a prearranged procedure.

In this Insuring Agreement:

a.	Customer means an entity or telefacsimile which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to make transfers and which has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

b.	Funds means Money on deposit in an account.

In addition to the Conditions and Limitations in the bond and Computer Systems Fraud Insuring Agreement the following provisions are applicable to the Telefacsimile Transfer Fraud Insuring Agreement:

a.	This bond does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Telefacsimile Transfer Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

b.	Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

GENERAL AGREEMENTS

A.	NOMINEES

Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

B.	ADDITIONAL OFFICES OR EMPLOYEES – CONSOLIDATION, MERGER OR PURCHASE OF ASSETS OR LIABILITIES – CREATION OF INVESTMENT COMPANY – NOTICE TO UNDERWRITER

1.	If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices and Employees shall be automatically covered hereunder from the dates of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

2.	If the Insured, other than an Investment Company, shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

a.	has occurred or will occur in offices or premises, or

b.	has been caused or will be caused by an employee or employees of such institution, or

c.	has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

i.	give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

ii.	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

iii.	upon obtaining such consent, pay to the Underwriter an additional premium.

3.	If an Insured Investment Company shall, while this bond is in force, merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within 60 days notify the Underwriter thereof, then this bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

4.	If an Insured shall, while this bond is in force, form or create an Investment Company, this bond shall automatically apply to the Property and Employees of such Investment Company immediately upon registration of such Investment Company with the Securities and Exchange Commission; provided that the Insured shall notify the Underwriter within 60 days of such registration date. If the Insured complies with this notification requirement, coverage will apply without the payment of additional premium for the remainder of the premium period.

C.	REPRESENTATION OF INSURED

1.	No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement. Such application constitutes part of this bond.

D.	COURT COSTS AND ATTORNEYS’ FEES (Applicable to all Insuring Agreements or Coverages now or hereafter forming part of the bond)

1.	The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any suit or legal proceeding brought against the Insured to enforce the Insured’s liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that:

a.	an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny and Embezzlement; or

b.	an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny and Embezzlement; or

c.	In the absence of (1) or (2) an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured’s name, through attorneys of the Underwriter’s selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured’s liability or alleged liability is greater than the amount recoverable under this bond, or if a deductible amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

E.	ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, partnership, Investment Company or entity or any combination of them is included as the Insured herein:

a.	the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss(es) were sustained by any one of them,

b.	the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of claim by any other Insured and notification of the terms of settlement of each such claim prior to the execution of such settlement,

c.	the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first name Insured,

d.	knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purposes of Section 7 and Section 14 of this bond constitute knowledge or discovery by all the Insureds, and

e.	if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

CONDITIONS & LIMITATIONS

DEFINITIONS

SECTION I. As used in this bond:

A.	Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

B.	Alteration means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

C.	Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

D.	Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer which is:

1.	represented by an instrument issued in bearer or registered form;

2.	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

3.	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations

E.	Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data.

F.	Computer System means

1.	computers with related peripheral components, including storage components, wherever located,

2.	systems and applications software,

3.	terminal devices, and

4.	related communication networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved.

G.	Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as an original.

H.	Depository means any securities depository in which an Investment Company may deposit its Property in accordance with Rule 17f-4 under the Investment Company Act of 1940.

I.	Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical disks or other bulk media.

J.	Employee means:

1.	each officer, director, trustee, partner or employee of the Insured, and

2.	each officer, director, trustee, partner or employee of any predecessor of the Insured other than an Investment Company whose principal assets are acquired by the Insured by consolidation or merger with, or purchase or assets of capital stock of, such predecessor, prior to the effective date of this bond, and

3.	each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

4.	each student who is an authorized intern of the Insured, while in any of the Insured’s offices, and

5.	each officer, director, trustee, partner or employee of

a.	an investment adviser,

b.	an underwriter (distributor),

c.	a transfer agent or shareholder accounting record-keeper, or

d.	an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as an Insured, but only while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee; provided, that the term “Employee” shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as Insured or of the adviser or underwriter of such Investment Company, or (y) which is a “Bank” (as defined in Section 2(a) of the Investment Company Act of 1940), and

6.	each individual assigned, by contract or by any agency furnishing temporary personnel on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

7.	each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or services, unless included under subsection (5) hereof, and

8.	each officer, partner or employee of

a.	any Depository or Exchange,

b.	any nominee in whose name is registered any Certificated or Uncertificated Security included in the systems for the central handling of securities established and maintained by any Depository, and

c.	any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis,

while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

9.	each director, trustee or partner of the Insured while engaged in handling funds or other property of any Employee Benefit Plan (as defined in Section 3 of the Employee Retirement Income Security Act of 1974) owned, controlled or operated by the Insured, and any individual trustee, manager, officer or employee of any such Plan.

Each employer of temporary personnel and each entity referred to in subsection (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond.

Brokers or other agents under contract or representatives of the same general character shall not be considered Employees, except as provided in subsection (6).

K.	Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.

L.	Exchange means any national securities exchange registered under the Securities Exchange Act of 1934.

M.	Financial Interest in the Insured of the Insured’s general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

1.	as respects general partners the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

a.	the “net worth” of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments of such proprietary accounts of the Insured; and

b.	the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond:

provided, however, that if such “net worth” adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

2.	as respects limited partners the value of such limited partners(‘) investment in the Insured.

N.	Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

O.	Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

P.	Instruction means a written order to the issuer of an Uncertified Security requesting that the transfer, pledge, or release from pledge of the Uncertified Security specified be registered.

Q.	Investment Company or Fund means an investment company registered under the Investment Company Act of 1940.

R.	Items of Deposit means one or more checks or drafts.

S.	Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

T.	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

U.	Negotiable Instrument means any writing

1.	signed by the maker or drawer; and

2.	containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

3.	is payable on demand or at a definite time; and

4.	is payable to order or bearer.

V.	Official Designation or Officially Designated means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder’s initial application for the purchase of Fund shares, with or without a Signature Guarantee or in another document with a Signature Guarantee.

W.	Partner means a natural person who

1.	is a general partner of the Insured, or

2.	is a limited partner and an Employee (as defined in Section 1(e) (1) of the bond) of the Insured.

X.	Property means the following tangible items: money, postage, revenue and other stamps, precious metals, Securities, bills of exchange, Acceptances, checks, drafts, or other written orders or directions to pay sums certain in Money, Certificates of Deposit, due bills, money orders, Letters of Credit, financial futures contracts, conditional sales contracts, abstracts and documents of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity.

Property also means: Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, evidence of debt, withdrawal orders, security agreements, tokens, unsold lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.

Y.	Self Regulatory Organization means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

Z.	Signature Guarantee means a written guarantee of a signature, which guarantee is made by a financial or banking institution whose deposits are insured by the Federal Deposit Insurance Corporation or by a broker which is a member of any Exchange.

AA.	Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

1.	a description of the issue of which the Uncertificated Security is a part;

2.	the number of shares or units;

a.	transferred to the registered owner;

b.	pledged by the registered owner to the registered pledgee;

c.	released from pledge by the registered pledgee;

d.	registered in the name of the registered owner on the date of the statement; or

3.	the name and address of the registered owner and registered pledgee;

4.	a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

5.	the date:

a.	the transfer of the shares or units to the new registered owner of the shares or units was registered;

b.	the pledge of the registered pledgee was registered, or

c.	of the statement, if it is a periodic or annual statement.

BB.	Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

CC.	Tested means a method of authenticating the contents of a communication by placing a valid test key on it which has been agreed upon between the Insured and a Customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business.

DD.	Transportation Company means any organization including a Security Company which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

EE.	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

1.	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer.

2.	of a type commonly dealt in on securities exchanges or markets; and

3.	either one of a class or series or by its terms divisible into a class or series of shares,

participations, interests or obligations.

FF.	Withdrawal Order means a non-negotiable instrument, other than an instruction, signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.

EXCLUSIONS

SECTION 2. This bond does not cover:

A.	loss resulting directly or indirectly from Forgery or Alteration, except when covered under Insuring Agreements (A), (D), (E) of (F)

B.	loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

C.	loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

D.	loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

E.	loss resulting directly or indirectly from the complete or partial non-payment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreement (A), (D) or (E);

F.	loss resulting from any violation by the Insured or by an Employee

1.	of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security Exchanges or over the counter market, (iii) Investment companies, or (iv) investment advisers, or

2.	of any rule or regulation including those adopted by a Self Regulatory Organization made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

G.	loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

H.	loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

I.	loss resulting directly or indirectly from transactions in a customer’s account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer’s account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

J.	damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, racketeering activity is defined in 18 United States Code 1961 et seq., as amended;

K.	loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards

1.	in obtaining credit or funds, or

2.	in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

3.	in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems.

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A).

L.	loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A).

M.	loss through the surrender of Property away from an office of the Insured as a result of a threat

1.	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was not knowledge by the Insured of any such threat, or

2.	to do damage to the premises or property of the Insured.

except when covered under Insuring Agreement (A);

N.	loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

O.	loss involving Items of Deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A) or (I);

P.	loss resulting directly or indirectly from Counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

Q.	loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

R.	loss of Property while

1.	in the mail, or

2.	in the custody of any Transportation Company, unless covered under Insuring Agreement (C),
except	when covered under the Insuring Agreement (A);

S.	potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured, except when covered under Insuring Agreement (I);

T.	damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond, except when covered under Insuring Agreement (H);

U.	all fees, costs and expenses incurred by the Insured

1.	in establishing the existence of or amount of loss covered under this bond, or

2.	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

except as provided under Insuring Agreement (G) or General Agreement - Court Costs and Attorneys’ Fees.

V.	indirect or consequential loss of any nature;

W.	loss involving any Uncertificated Security or Statement Uncertified Security except or when covered under Insuring Agreement (A), (E), (J) or (L)

X.	loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

Y.	loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

Z.	loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

AA.	loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

BB.	loss resulting directly or indirectly from a fraudulent entry of Electronic Data or Computer Program within any Computer System, except when covered under Insuring Agreement (A) or (J);

CC.	loss resulting directly or indirectly from any voice instruction transmitted to the Insured, except when covered under Insuring Agreement (A) or (K);

DD.	loss resulting directly or indirectly from any instruction received by the Insured through a Telefacsimile Device, except when covered under Insuring Agreement (A) or (L).

The following Exclusions apply only to Insuring Agreement (J):

EE.	loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured of the existence of the contract;

FF.	loss resulting directly or indirectly from Negotiable Instruments, securities, documents or other written instruments which bear a forged signature, or are Counterfeit, Altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

GG.	loss resulting directly or indirectly from

1.	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

2.	failure or breakdown of electronic data processing media, or

3.	error or omission in programming or processing;

HH.	loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a Customer of the Insured or under the control of such a Customer by a person who had authorized access to the Customer’s authentication mechanism;

II.	loss resulting directly or indirectly from the theft of confidential information.

DISCOVERY

SECTION 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount of details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

NON-REDUCTION AND NON-ACCUMULATION

OF LIABILITY AND TOTAL LIABILITY

SECTION 4. At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss, including court costs and attorneys’ fees, resulting from

a.	any one act of burglary, robbery or hold-up, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

b.	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

c.	all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

d.	all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

e.	any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

If any loss is covered under more than one Insuring Agreement, the maximum payable for such loss shall not exceed the largest amount available under any Insuring Agreement.

Sub-section c. is not applicable to any situation to which the language of sub-section d. applies.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

SECTION 5. With respect to any loss set forth in the PROVIDED clause of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such lossthereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancellation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

ASSIGNMENT–SUBROGATION–RECOVERY–COOPERATION

SECTION 6.

a.	In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

b.	In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.

c.	Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

d.	Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall

i.	submit to examination by the Underwriter and subscribe to the same under oath; and

ii.	produce for the Underwriter’s examination all pertinent records; and

iii.	cooperate with the Underwriter in all matters pertaining to the loss.

e.	The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

NOTICE/PROOF–LEGAL PROCEEDINGS AGAINST UNDERWRITER

SECTION 7.

a.	At the earliest practicable moment, not to exceed 60 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

b.	Within 12 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

c.	The Underwriter may extend the 60 day notice period or the 12 month proof of loss period if the Insured requests extensions and shows good cause therefor.

d.	Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

e.	Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the underwriter or after the expiration of 24 months from the discovery of such loss.

f.	If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

g.	This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

VALUATION OF PROPERTY

SECTION 8. The value of any Property, except books of accounts or other records used by the Insured in the conduct of business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

VALUATION OF PREMISES AND FURNISHINGS

SECTION 9. In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

LOST SECURITIES

SECTION 10. If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond. No portion of the liability of the Underwriter shall be used as payment of premium for any indemnity purchased by the Insured to obtain replacement securities.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured’s rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and is within the limit of liability as set forth in the Table of Limits of Liability and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this Investment Company BLANKET BOND.

SALVAGE

SECTION 11. In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, Insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

OTHER INSURANCE

SECTION 12. If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

OWNERSHIP

SECTION 13. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE

SECTION 14. The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a, (b), (c), (d) and (e) of Section 4, NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of Insurance issued by an Insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

TERMINATION

SECTION 15. The Underwriter may terminate this bond as to any Insured or all Insureds only by written notice to such Insured or Insureds, to each Investment Company named as an Insured and to the Securities and Exchange Commission, Washington, D.C., not less than 60 days prior to the effective date of termination specified in such notice.

The Insured may terminate this bond as to any Insured or all Insureds only by written notice to the Underwriter not less than 60 days prior to the effective date of termination specified in such notice; provided, that the Underwriter shall have given written notice of such termination to each Investment Company named as Insured and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of termination specified in such notice.

This Bond will terminate as to any one Insured other than an Investment Company immediately upon the taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all its assets.

The Underwriter shall refund the unearned premium, computed pro-rata if the bond is terminated by the Underwriter; such unearned premium shall be refunded at short rates computed in accordance with standard short rate cancellation tables if terminated by the Insured or if terminated for any other reason.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of termination.

This bond shall terminate as to any Employee as soon as any partner, director, trustee, officer or supervisory employee not in collusion with such Employee, learns of any dishonest or fraudulent acts committed by such Employee at any time, whether in the employment of the Insured or otherwise, whether or not such dishonest or fraudulent acts are of the type covered under Insuring Agreement (A), but without prejudice to the loss of any Property then in transit in the custody of such Employee.

Termination of coverage as to any Employee as provided above shall not be effective unless the Underwriter shall have given written notice not less than 60 days after the Insured learns of any dishonest or fraudulent acts committed by any Employee to each Investment Company named as Insured and to the Securities and Exchange Commission, Washington, D.C.; provided that the Insured upon learning of any dishonest or fraudulent acts shall:

a.	immediately remove such Employee from a position that would enable such employee to cause the Insured to suffer a loss covered by this bond; and

b.	notify the Underwriter within two (2) business days of learning of such dishonest or fraudulent act; and

c.	provide the Underwriter with full particulars of such dishonest or fraudulent act.

The Underwriter may terminate coverage as respects an Employee sixty (60) days after written notice is received by the Insured, each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this bond as to such Employee.

RIGHTS AFTER TERMINATION OR CANCELLATION

SECTION 16. At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately;

a.	on the effective date of any other insurance obtained by the Insured, it successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

b.	upon takeover of the Insured’s business by any State or Federal official or agency, or by a receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business for the operation or for the liquidation thereof or for any other purposes.

CENTRAL HANDLING OF SECURITIES

SECTION 17. The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository (“Systems”), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants’ fund insuring the Depository against such loss (the “Depository’s Recovery”); in such case the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this bond.

For determining the Insured’s share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the “Systems” equivalent to the interest the Insured then has in all certificates representing the same security included within the “Systems”; (2) the Depository shall have reasonably and fairly apportioned the “Depository’s Recovery” among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the “Depository’s Recovery” in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured’s share of such excess loss shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

This bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the “System’s”.

NOTICE AND CHANGE OF CONTROL

SECTION 18. Upon the Insured’s obtaining knowledge of a transfer of its outstanding voting securities which results in a change in “control” (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

a.	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

b.	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

c.	the total number of outstanding voting securities.

As used in this section, “control” means the power to exercise a controlling influence over the management or policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer, for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

CHANGE OR MODIFICATION

SECTION 19. This bond or any Instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter’s Attorney-in-Fact. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

Chubb Group of Insurance Companies	DECLARATIONS
FINANCIAL INSTITUTION
15 Mountain View Road, Warren, New Jersey 07059	EXCESS BOND FORM E

NAME OF ASSURED:	Bond Number: 81908089 Bond

MANNING & NAPIER ADVISORS, INC	FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
290 WOODCLIFF DRIVE	a stock insurance company, herein called the COMPANY
FAIRPORT,, NY 14450
Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD: from 12:01 a.m. on December 13, 2008 to 12:01 a.m. on December 13, 2009

ITEM 2.	AGGREGATE LIMIT OF LIABILITY: $10,000,000

ITEM 3.	SINGLE LOSS LIMIT OF LIABILITY: $10,000,000

ITEM 4.	DEDUCTIBLE AMOUNT: $NONE

ITEM 5.	PRIMARY BOND:

Insurer:	ZURICH AMERICAN INSURANCE COMPANY
Form and Bond No.:	INVESTMENT COMPANY FIDELITY BOND# FID5395319 04
Limit:	$15,000,000
Deductible:	$25,000
Bond Period:	December 13, 2008 to December 13, 2009

ITEM 6.	COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER: A Manning & Napier separately managed client

ITEM 7.	TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND: $15,000,000

ITEM 8.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

Compliance with Applicable Trade Sanction Laws and NY Amendatory

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

Excess Bond (7-92)

Form 17-02-0842 (Ed. 7-92)

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause	Loss which would have been paid under the Primary Bond but for the fact the loss exceeds the Deductible Amount.

Coverage under this bond shall follow the terms and conditions of the Primary Bond, except with respect to:

a. The coverage exceptions in ITEM 6. of the DECLARATIONS; and

b. The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification Of Primary Bond

A.     If after the inception date of this bond the Primary Bond is changed or modified, written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made By Assured	B. The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of Legal Proceedings Against Assured - Election To Defend

C.     The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed thirty (30) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED’S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond or any of the Underlying Bonds. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

Excess Bond (7-92) R

Form 17-02-0842 (Ed. 7-92) R

General Agreements

Notice To Company Of Legal Proceedings Against Assured - Election To Defend (continued)

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys’ fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under this bond. The COMPANY’S liability for court costs and attorneys’ fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys’ fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And Limitations

Definitions	1. As used in this bond:

a.      Deductible Amount means the amount stated in ITEM 4. of the DECLARATIONS. In no event shall this Deductible Amount be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the Underlying Bonds, including the insolvency or dissolution of any Insurer providing coverage under any of the Underlying Bonds.

b. Primary Bond means the bond scheduled in ITEM 5. of the DECLARATIONS or any bond that may replace or substitute for such bond.

c. Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the COMPANY under General Agreement C., resulting from:

(1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

(2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

(3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

(4) any one event not specified above, in c.(1), c.(2) or c.(3).

d. Underlying Bonds means the Primary Bond and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Excess Bond (7-92)

Form 17-02-0842 (Ed. 7-92)

Conditions And Limitations (continued)

Limit Of Liability Aggregate Limit Of Liability

2.      The COMPANY’S total cumulative liability for all Single Losses of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

a. the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

b.      the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability	The COMPANY’S liability for each Single Loss shall not exceed the SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery	3. This bond applies only to loss first discovered by the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

a. facts which may subsequently result in a loss of a type covered by this bond, or

b.      an actual or potential claim in which it is alleged that the ASSURED is liable to a third party, regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible Amount, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-Recovery

4.      In the event of a payment under this bond, the COMPANY shall be subrogated to all of the ASSURED’S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED’S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Excess Bond (7-92)

Form 17-02-0842 (Ed. 70-2)

Conditions And Limitations

Subrogation-Assignment-Recovery (continued)

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED’S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED’S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured	5. At the COMPANY’S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

a. submit to examination by the COMPANY and subscribe to the same under oath, and

b. produce for the COMPANY’S examination all pertinent records, and

c. cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	6. This bond terminates as an entirety on the earliest occurrence of any of the following:

a. sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or

b. immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this bond, or

c. immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

d. immediately on the dissolution of the ASSURED, or

e. immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

f. immediately on expiration of the BOND PERIOD, or

g. immediately on cancellation, termination or recision of the Primary Bond.

Conformity

7.      If any limitation within this bond is prohibited by any law controlling this bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Excess Bond (7-92)

Form 17-02-0842 (Ed. 7-92)

Conditions And Limitations
(continued)

Change Or Modification Of This Bond

8.      This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.

Excess Bond (7-92)

Form 17-02-0842 (Ed. 70-2)

Effective date of this endorsement: December 13, 2008	FEDERAL INSURANCE COMPANY
Endorsement No.: 1
To be attached to and form a part of Bond
Number: 81908089

Issued to: MANNING & NAPIER ADVISORS, INC

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 20, 2009

Form 14-02-9228 (Ed. 4/2004)

	FEDERAL INSURANCE
COMPANY
	Endorsement No.	2

	Bond Number:	81908089

NAME OF ASSURED: MANNING & NAPIER ADVISORS, INC

NEW YORK AMENDATORY ENDORSEMENT

It is agreed that this bond is amended as follows:

1.	By deleting paragraph a. in its entirety from Section 6., Termination, and substituting the following:

“a.	TERMINATION BY THE COMPANY

BONDS IN EFFECT SIXTY (60) DAYS OR LESS

If this bond has been in effect for less than sixty (60) days and if it is not a renewal bond, the COMPANY may terminate it for any reason by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least twenty (20) days before the effective date of termination.

The COMPANY may, however, terminate this bond by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least fifteen (15) days before the effective date of termination if the COMPANY cancels for:

(1)	Nonpayment of premium;

(2)	Conviction of a crime arising out of acts increasing the hazard insured against;

(3)	Discovery of fraud or material misrepresentation in the obtaining of this bond or in the presentation of a claim thereunder;

(4)	Violation of any provision of this bond that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current BOND PERIOD;

(5)	If applicable, material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of this bond, which results in the property becoming uninsurable in accordance with the COMPANY’s objective, uniformly applied underwriting standards in effect at the time this bond was issued or last renewed; or material change in the nature or extent of this bond occurring after issuance or last annual renewal anniversary date of this bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time this bond was issued or last renewed;

6)	A determination by the Superintendent of Insurance that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY’s policyholders, creditors or the public, or continuing the bond itself would place the COMPANY in violation of any provision of the New York Insurance Code; or

(7)	Where the COMPANY has reason to believe, in good faith and with sufficient cause, that there is a probable risk or danger that the Property will be destroyed by the ASSURED for the purpose of collecting the insurance proceeds.

Excess Bond

Form 17-02-1067 (Rev. 9-93)

BONDS IN EFFECT MORE THAN SIXTY (60) DAYS

If this bond has been in effect for sixty (60) days or more, or if it is a renewal of a bond issued by the COMPANY, it may be terminated by the COMPANY by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least fifteen (15) days before the effective date of termination. Furthermore, when the bond is a renewal or has been in effect for sixty (60) days or more, the COMPANY may terminate only for one or more of the reasons stated in a. (1)-(7) above.

NOTICE OF TERMINATION

Notice of termination under this Section a. shall be mailed to the ASSURED and to the authorized agent or broker, if any, at the address shown on the DECLARATIONS of this bond. The COMPANY, however, may deliver any notice instead of mailing it.

RETURN PREMIUM CALCULATIONS

The COMPANY shall refund the unearned premium computed pro rata if this bond is terminated by the COMPANY.”

2.	It is further understood and agreed that for the purposes of Section 6., Termination, any occurrence listed in Parts (d), (e) or (f) of that Section shall be considered to be a request by the ASSURED to immediately terminate this bond.

3.	By adding a new Section reading as follows:

“Section 9. Election To Conditionally Renew / Nonrenew This Bond

A.	CONDITIONAL RENEWAL

If the COMPANY conditionally renews this bond subject to:

1.	Change of limits of liability;

2.	Change in type of coverage;

3.	Reduction of coverage;

4.	Increased deductible;

5.	Addition of exclusion; or

6.	Increased premiums in excess of 10%, exclusive of any premium increased due to and commensurate with insured value added; or as a result of experience rating, retrospective rating or audit; the COMPANY shall send notice as provided in B. NOTICES OF NONRENEWAL AND CONDITIONAL RENEWAL immediately below.

B.	NOTICES OF NONRENEWAL AND CONDITIONAL RENEWAL

1.	If the COMPANY elects not to renew this bond, or to conditionally renew this bond as provided in Section A. herein, the COMPANY shall mail or deliver written notice to the ASSURED at least sixty (60) but not more than one hundred twenty (120) days before:

(a)	The expiration date; or

(b)	The anniversary date if this bond has been written for a term of more than one year.

Excess Bond

Form 17-02-1067 (Rev. 9-93)

2.	Notice shall be mailed or delivered to the ASSURED at the address shown on the DECLARATIONS of this bond and the authorized agent or broker, if any. If notice is mailed, proof of mailing shall be sufficient proof of notice.

3.	Paragraphs 1. and 2. immediately above shall not apply when the ASSURED, authorized agent or broker, or another insurer has mailed or delivered written notice to the COMPANY that the bond has been replaced or is no longer desired.”

4.	By adding a new Section reading as follows:

“Section 10. Other Insurance

If there is any other valid and collectible insurance which would apply in whole or in part in the absence of this bond, then the COMPANY shall not be liable under this bond for a greater proportion of any loss than the proportion that the available limit of liability under this bond bears to the total applicable limit of liability of all valid and collectible insurance against such loss.”

This Endorsement applies to loss discovered after 12:01 a.m. on December 13, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 20, 2009

Excess Bond

Form 17-02-1067 (Rev. 9-93)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents (“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

POLICYHOLDER

DISCLOSURE NOTICE OF

TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

Chubb Group of Insurance Companies	DECLARATIONS
FINANCIAL INSTITUTION
15 Mountain View Road, Warren, New Jersey 07059	EXCESS BOND FORM E

NAME OF ASSURED:	Bond Number: 70436836

MANNING & NAPIER ADVISORS, INC	FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
290 WOODCLIFF DRIVE	a stock insurance company, herein called the COMPANY
FAIRPORT,, NY 14450

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD: from 12:01 a.m. on December 13, 2008 to 12:01 a.m. on December 13, 2009

ITEM 2.	AGGREGATE LIMIT OF LIABILITY: $5,000,000

ITEM 3.	SINGLE LOSS LIMIT OF LIABILITY: $5,000,000

ITEM 4.	DEDUCTIBLE AMOUNT: $10,000

ITEM 5.	PRIMARY BOND:

Insurer:	Zurich American Insurance Company
Form and Bond No.:	Investment Company Fidelity Bond #FID539531905
Limit:	$15,000,000
Deductible:	$75,000
Bond Period:	12/13/08 - 12/13/09

ITEM 6.	COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER: Any Insuring Clause with less than $15,000,000 limit on the primary bond

ITEM 7.	TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND: None

ITEM 8.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1)	Compliance W/Trade Sanction Laws

2)	New York Amendatory Endorsement

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

Excess Bond (7-92)

Form 17-02-0842 (Ed. 7-92)

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause	Loss which would have been paid under the Primary Bond but for the fact the loss exceeds the Deductible Amount.

Coverage under this bond shall follow the terms and conditions of the Primary Bond, except with respect to:

a. The coverage exceptions in ITEM 6. of the DECLARATIONS; and

b. The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification Of Primary Bond

A.     If after the inception date of this bond the Primary Bond is changed or modified, written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made By Assured	B. The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of Legal Proceedings Against Assured - Election To Defend

C.     The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed thirty (30) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED’S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond or any of the Underlying Bonds. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

Excess Bond (7-92) R

Form 17-02-0842 (Ed. 7-92) R

General Agreements

Notice To Company Of Legal Proceedings Against Assured - Election To Defend (continued)

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys’ fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under this bond. The COMPANY’S liability for court costs and attorneys’ fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys’ fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And Limitations

Definitions	1. As used in this bond:

a.      Deductible Amount means the amount stated in ITEM 4. of the DECLARATIONS. In no event shall this Deductible Amount be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the Underlying Bonds, including the insolvency or dissolution of any Insurer providing coverage under any of the Underlying Bonds.

b. Primary Bond means the bond scheduled in ITEM 5. of the DECLARATIONS or any bond that may replace or substitute for such bond.

c. Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the COMPANY under General Agreement C., resulting from:

(1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

(2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

(3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

(4) any one event not specified above, in c.(1), c.(2) or c.(3).

d. Underlying Bonds means the Primary Bond and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Excess Bond (7-92)

Form 17-02-0842 (Ed. 7-92)

Conditions And Limitations (continued)

Limit Of Liability Aggregate Limit Of Liability

2.      The COMPANY’S total cumulative liability for all Single Losses of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

a. the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

b.      the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability	The COMPANY’S liability for each Single Loss shall not exceed the SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery	3. This bond applies only to loss first discovered by the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

a. facts which may subsequently result in a loss of a type covered by this bond, or

b.      an actual or potential claim in which it is alleged that the ASSURED is liable to a third party, regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible Amount, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-Recovery

4.      In the event of a payment under this bond, the COMPANY shall be subrogated to all of the ASSURED’S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED’S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Excess Bond (7-92)

Form 17-02-0842 (Ed. 70-2)

Conditions And Limitations

Subrogation-Assignment-Recovery (continued)

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED’S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED’S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured	5. At the COMPANY’S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

a. submit to examination by the COMPANY and subscribe to the same under oath, and

b. produce for the COMPANY’S examination all pertinent records, and

c. cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	6. This bond terminates as an entirety on the earliest occurrence of any of the following:

a. sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or

b. immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this bond, or

c. immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

d. immediately on the dissolution of the ASSURED, or

e. immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

f. immediately on expiration of the BOND PERIOD, or

g. immediately on cancellation, termination or recision of the Primary Bond.

Conformity

7.      If any limitation within this bond is prohibited by any law controlling this bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Excess Bond (7-92)

Form 17-02-0842 (Ed. 7-92)

Conditions And Limitations (continued)

Change Or Modification Of This Bond

8.      This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.

Excess Bond (7-92)

Form 17-02-0842 (Ed. 70-2)

Effective date of
this endorsement: December 13, 2008	FEDERAL INSURANCE COMPANY
Endorsement No.: 1
To be attached to and form a part of Bond
Number: 70436836

Issued to: MANNING & NAPIER ADVISORS, INC

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 27, 2009

Form 14-02-9228 (Ed. 4/2004)

	FEDERAL INSURANCE
COMPANY
	Endorsement No.	2

	Bond Number:	70436836

NAME OF ASSURED: MANNING & NAPIER ADVISORS, INC

NEW YORK AMENDATORY ENDORSEMENT

It is agreed that this bond is amended as follows:

1.	By deleting paragraph a. in its entirety from Section 6., Termination, and substituting the following:

“a.	TERMINATION BY THE COMPANY

BONDS IN EFFECT SIXTY (60) DAYS OR LESS

If this bond has been in effect for less than sixty (60) days and if it is not a renewal bond, the COMPANY may terminate it for any reason by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least twenty (20) days before the effective date of termination.

The COMPANY may, however, terminate this bond by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least fifteen (15) days before the effective date of termination if the COMPANY cancels for:

(1)	Nonpayment of premium;

(2)	Conviction of a crime arising out of acts increasing the hazard insured against;

(3)	Discovery of fraud or material misrepresentation in the obtaining of this bond or in the presentation of a claim thereunder;

(4)	Violation of any provision of this bond that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current BOND PERIOD;

(5)	If applicable, material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of this bond, which results in the property becoming uninsurable in accordance with the COMPANY’s objective, uniformly applied underwriting standards in effect at the time this bond was issued or last renewed; or material change in the nature or extent of this bond occurring after issuance or last annual renewal anniversary date of this bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time this bond was issued or last renewed;

(6)	A determination by the Superintendent of Insurance that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY’s policyholders, creditors or the public, or continuing the bond itself would place the COMPANY in violation of any provision of the New York Insurance Code; or

(7)	Where the COMPANY has reason to believe, in good faith and with sufficient cause, that there is a probable risk or danger that the Property will be destroyed by the ASSURED for the purpose of collecting the insurance proceeds.

Excess Bond

Form 17-02-1067 (Rev. 9-93)

BONDS IN EFFECT MORE THAN SIXTY (60) DAYS

If this bond has been in effect for sixty (60) days or more, or if it is a renewal of a bond issued by the COMPANY, it may be terminated by the COMPANY by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least fifteen (15) days before the effective date of termination. Furthermore, when the bond is a renewal or has been in effect for sixty (60) days or more, the COMPANY may terminate only for one or more of the reasons stated in a. (1)-(7) above.

NOTICE OF TERMINATION

Notice of termination under this Section a. shall be mailed to the ASSURED and to the authorized agent or broker, if any, at the address shown on the DECLARATIONS of this bond. The COMPANY, however, may deliver any notice instead of mailing it.

RETURN PREMIUM CALCULATIONS

The COMPANY shall refund the unearned premium computed pro rata if this bond is terminated by the COMPANY.”

2.	It is further understood and agreed that for the purposes of Section 6., Termination, any occurrence listed in Parts (d), (e) or (f) of that Section shall be considered to be a request by the ASSURED to immediately terminate this bond.

3.	By adding a new Section reading as follows:

“Section 9. Election To Conditionally Renew / Nonrenew This Bond

A.	CONDITIONAL RENEWAL

If the COMPANY conditionally renews this bond subject to:

1.	Change of limits of liability;

2.	Change in type of coverage;

3.	Reduction of coverage;

4.	Increased deductible;

5.	Addition of exclusion; or

6.	Increased premiums in excess of 10%, exclusive of any premium increased due to and commensurate with insured value added; or as a result of experience rating, retrospective rating or audit; the COMPANY shall send notice as provided in B. NOTICES OF NONRENEWAL AND CONDITIONAL RENEWAL immediately below.

B.	NOTICES OF NONRENEWAL AND CONDITIONAL RENEWAL

1.	If the COMPANY elects not to renew this bond, or to conditionally renew this bond as provided in Section A. herein, the COMPANY shall mail or deliver written notice to the ASSURED at least sixty (60) but not more than one hundred twenty (120) days before:

(a)	The expiration date; or

(b)	The anniversary date if this bond has been written for a term of more than one year.

Excess Bond

Form 17-02-1067 (Rev. 9-93)

2.	Notice shall be mailed or delivered to the ASSURED at the address shown on the DECLARATIONS of this bond and the authorized agent or broker, if any. If notice is mailed, proof of mailing shall be sufficient proof of notice.

3.	Paragraphs 1. and 2. immediately above shall not apply when the ASSURED, authorized agent or broker, or another insurer has mailed or delivered written notice to the COMPANY that the bond has been replaced or is no longer desired.”

4.	By adding a new Section reading as follows:

“Section 10. Other Insurance

If there is any other valid and collectible insurance which would apply in whole or in part in the absence of this bond, then the COMPANY shall not be liable under this bond for a greater proportion of any loss than the proportion that the available limit of liability under this bond bears to the total applicable limit of liability of all valid and collectible insurance against such loss.”

This Endorsement applies to loss discovered after 12:01 a.m. on December 13, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 27, 2009

Excess Bond

Form 17-02-1067 (Rev. 9-93)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents (“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

POLICYHOLDER

DISCLOSURE NOTICE OF

TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

    AMERICAN INTERNATIONAL COMPANIES®

National Union Fire Insurance Company of Pittsburgh, Pa.

A Capital Stock Company

175 Water Street

New York, New York 10038

Follow Form Bond

DECLARATIONS

Bond Number: 01-421-18-34

Item 1.	Named Insured:	MANNING & NAPIER ADVISORS, INC

	Address:	290 WOODCLIFF DR.
FAIRPORT, NY 14450

Item 2.	Bond Period: From December 13, 2008 to December 13, 2009 at 12:01 A.M. Standard Time at the Address of the Named Insured shown above

Item 3.	Limit of Liability: $10,000,000 Excess of $25,000,000 in Aggregate of $10,000,000

Item 4.	SCHEDULE OF PRIMARY UNDERLYING EXCESS POLICIES (HEREIN COLLECTIVELY THE “UNDERLYING PROGRAM”):

Primary Policy (herein “Primary Policy”):

Insured:	Zurich F&D
Policy #	FID5395319-04
Single Loss Limit:	$15,000,000
Aggregate Limit:	$15,000,000
Deductible:	$25,000
Policy Period:	12/13/2008 - 12/13/2009

Underlying Excess Policy(ies):

Insured:	Federal Insurance Company
Policy #	81908089
Single Loss Limit:	$10,000,000
Aggregate Limit:	$10,000,000
Deductible:	Excess of $15,000,000
Policy Period:	12/13/2008 - 12/13/2009

Item 5.	The liability of the Underwriter is subject to the terms of the following endorsements attached hereto:

#1, #2, #3, #4, #5, #6 & #7

Item 6.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy (ies) No (s) 00-480-99-76 such termination or cancellation to effective as of the time this bond becomes effective.

SECRETARY	PRESIDENT

By
AUTHORIZED REPRESENTATIVE

/s/ Andrew J. Meloni COUNTERSIGNATURE	3/30/09 DATE	Rochester, NY COUNTERSIGNED AT

BROWN & BROWN OF NEW YORK INC

45 EAST AVENUE

ROCHESTER, NY 14604

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA.

A Capital Stock Company

175 Water Street

New York, New York 10038

Follow Form Bond

Various provisions in this bond restrict coverage. Read the entire bond carefully to determine rights, duties and what is and is not covered.

Throughout this bond, the words “you” and “your” refer to the Named Insured as shown in Item 1 of the Declarations. The words “we”, “us” and “our” refer to the Company providing this insurance.

In consideration of the payment of the premium and in reliance upon the statements in the Declarations and in the Application, we agree with you to provide coverage as follows:

INSURING AGREEMENT

I.	Coverage

A.	We will pay on your behalf the Ultimate Net Loss in excess of the Underlying Bond as shown in Item 4 of the Declarations, but only up to an amount not exceeding our Limit of Liability as shown in Item 3 of the Declarations and only after the issuers of the Underlying Bond have paid or have been held liable to pay the full amount of limits of insurance of the Underlying Bond. Except for the terms, definitions, conditions and exclusions of this bond, the coverage provided by this bond shall follow the terms, definitions, conditions and exclusions of the Underlying Bond as shown in Item 4 of the Declarations.

B.	The Limit of Liability shown in Item 3 of the Declarations states the most we will pay regardless of the number of Insureds, claims made or suits brought or persons or organizations making claims or bringing suits.

II.	Definition

A.	Ultimate Net Loss

The term “Ultimate Net Loss” means the amount payable in settlement of the loss of the Insured after making deductions for all recoveries and for other valid and collectible bonds, excepting however the Underlying Bond shown in Item 4 of the Declarations.

III.	Conditions

A.	Maintenance of Limit of Liability of Underlying Bond

The limit of liability of the Underlying Bond shall be maintained in full force and effect during the period of this bond. Under no circumstances, including but not limited to bankruptcy, insolvency or inability to pay at the issue of the Underlying Bond, will we drop down and replace the Underlying Bond or assume any obligation of the Underlying Bond.

If you fail to comply with this requirement, we will only be liable to the same extent that we would have been had you fully complied with this requirement.

B.	Cancellation

1.	You may cancel this bond. You must mail or deliver advance written notice to us stating when the cancellation is to take effect.

2.	We may cancel this bond. If we cancel because of non-payment of premium, we must mail or deliver to you not less than ten (10) days advance written notice stating when the cancellation is to take effect. If we cancel for any other reason, we must mail or deliver to you not less than ninety (90) days advance written notice stating when the cancellation is to take effect. Mailing that notice to you at your mailing address shown in Item 1 of the Declarations will be sufficient to prove notice.

3.	The bond period will end on the day and hour stated in the cancellation notice.

4.	If we cancel, earned premium will be calculated pro rata based on the time this bond was in force.

5.	If you cancel, earned premium will be calculated based on short rate tables.

6.	The first Named Insured in Item 1 of the Declarations shall act on behalf of all other Insureds with respect to the giving and receiving of notice of cancellation and the receipt of any refund that may become payable under this bond.

7.	Any of these provisions that conflict with a law that controls the cancellation of the insurance in this bond is changed by this statement to comply with that law.

C.	Cancellation of Underlying Bond

This bond is canceled upon cancellation of the Underlying Bond. You must promptly notify us of the cancellation of the Underlying Bond. Such notice must be made when you send a notice of cancellation of the Underlying Bond to, or when you receive such notice from, the issuer of the Underlying Bond.

D.	Changes to Underlying Bond

You must promptly notify us of any changes to the Underlying Bond which are made after its inception date. Any changes made to the Underlying Bond after its inception shall not affect the terms and conditions of this bond, which shall continue to apply as though no change had been made to the Underlying Bond.

E.	Notice of Claim or Loss

You must notify us in writing as soon as practicable when you become aware of any claim or loss under the Underlying Bond or any bond which may give rise to any claim or loss under this bond.

F.	Payment of Premium

The first Named Insured shown in Item 1 of the Declarations shall be responsible for payment of all premiums when due.

ENDORSEMENT #1

This endorsement, effective 12:01 A.M., December 13, 2008 forms a part of

policy number:	01-421-18-34
issued to:	MANNING & NAPIER ADVISORS, INC

by:	National Union Fire Insurance Company of Pittsburgh, Pa.

NEW YORK AMENDATORY ENDORSEMENT

Wherever used in this endorsement: 1) “Insurer” means the insurance company which issued this policy; and 2) “Insured” means the Named Corporation, Named Organization, Named Sponsor, Named Insured, Named Entity or Insured stated in the declarations page;

The policy is hereby amended as follows:

I.	The Cancellation and When We Do Not Renew provisions are deleted and replaced by the following:

(a)	CANCELLATION BY THE INSURED

This policy may be cancelled by the Insured by surrender of this policy to the Insurer or by giving written notice to the Insurer stating when thereafter such cancellation shall be effective. The Policy Period terminates at the date and hour specified in such notice, or at the date and time of surrender.

(b)	CANCELLATION, NONRENEWAL AND CONDITIONAL RENEWAL BY THE INSURER

(i)	If this policy has been in effect for sixty (60) or fewer days when cancellation notice is mailed, and this policy is not a renewal of a policy issued by the Insurer, then this policy may be cancelled by the Insurer by mailing or delivering to the Insured, and to his authorized insurance agent or broker, written notice stating when not less than twenty (20) days thereafter (fifteen (15) days thereafter if cancellation is because of one of the reasons for cancellation set forth in subsection (ii) below) the cancellation shall be effective. Notice of cancellation issued by the Insurer shall specify the grounds for cancellation.

ENDORSEMENT #1-Continued

(ii)	If this policy has been in effect for more than sixty (60) days when notice of cancellation is mailed, or if this policy is a renewal of a policy issued by the Insurer, then this policy may be cancelled by the Insurer by mailing or delivering to the Insured, and to his authorized insurance agent or broker, written notice stating when not less than fifteen (15) days thereafter the cancellation shall be effective; however, such cancellation must be based on one or more of the following:

(A)	nonpayment of premium, provided, however, that a notice of cancellation on this ground shall inform the first Named Insured of the amount due;

(B)	conviction of a crime arising out of acts increasing the hazard insured against;

(C)	discovery of fraud or material misrepresentation in the obtaining of the policy or in the presentation of a claim thereunder;

(D)	after issuance of the policy or after the last renewal date, discovery of an act or omission, or a violation of any policy condition, that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current Policy Period;

(E)	material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the policy, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the policy was issued or last renewed;

(F)	required pursuant to a determination by the New York Superintendent of Insurance that continuation of the present premium volume of the Insurer would jeopardize the Insurer’s solvency or be hazardous to the interests of Insureds of the Insurer, its creditors or the public;

(G)	a determination by the New York Superintendent of Insurance that the continuation of the policy would violate, or would place the Insurer in violation of, any provision of the New York Insurance Law;

ENDORSEMENT #1-Continued

(H)	revocation or suspension of an Insured’s license to practice his profession; or

(I)	where the Insurer has reason to believe that there is a probable risk or danger that the Insured will destroy or permit the destruction of the insured property for the purpose of collecting the insurance proceeds, provided, however, that:

(1)	a notice of cancellation on this ground shall inform the Insured in plain language that the Insured must act within ten days if review by the department of the ground for cancellation is desired pursuant to item (3) of this subparagraph (I);

(2)	notice of cancellation on this ground shall be provided simultaneously by the Insurer to the department; and

(3)	upon written request of the Insured made to the department within ten days from the Insured’s receipt of notice of cancellation on this ground, the department shall undertake a review of the ground for cancellation to determine whether or not the Insurer has satisfied the criteria for cancellation specified in this subparagraph; if after such review the department finds no sufficient cause for cancellation on this ground, the notice of cancellation on this ground shall be deemed null and void.

Notice of cancellation by the Insurer shall specify the grounds for cancellation.

(iii)

(A)	The Insurer shall mail to the Insured, and to his authorized insurance agent or broker, written notice indicating the Insurer’s intention:

(1)	not to renew this policy;

ENDORSEMENT #1-Continued

(2)	to condition its renewal upon change of limits, change in type of coverage, reduction of coverage, increased deductible or addition of exclusions or upon increased premiums in excess of ten percent; (exclusive of any premium increase generated as a result of increased exposure units or as a result of experience rating, loss rating, or audit);

(3)	that the policy will not be renewed or will not be renewed upon the same terms, conditions or rates; such alternative renewal notice must be mailed or delivered on a timely basis and advise the Insured that a second notice shall be mailed at a later date indicating the Insurer’s intention as specified in subparagraph (1) or (2) of this paragraph (A) and that coverage shall continue on the same terms, conditions and rates as expiring, until the later of the expiration date or sixty (60) days after the second notice is mailed or delivered; such alternative renewal notice also shall advise the insured of the availability of loss information and, upon written request, the request, the insurer shall furnish such loss information within ten (10) days to the insured.

(B)	A nonrenewal notice as specified in subparagraph (1), a conditional renewal notice as specified in subparagraph (2), and the second notice described in subparagraph (3) of paragraph (A) of this subsection (iii) shall contain the specific reason or reasons for nonrenewal or conditional renewal, and set forth the amount of any premium increase and nature of any other proposed changes.

(C)	The notice required by paragraph (A) of this subsection (iii) shall be mailed at least sixty (60) but not more than one hundred twenty (120) days in advance of the end of the Policy Period.

ENDORSEMENT #1-Continued

(D)

(1)	If the Insurer employs an alternative renewal notice as authorized by subparagraph (3) of paragraph (A) of this subsection (iii), the Insurer shall provide coverage on the same terms, conditions, and rates as the expiring policy, until the later of the expiration date or sixty (60) days after the mailing of the second notice described in such subparagraph.

(2)	Prior to the expiration date of the policy, in the event that an incomplete or late conditional renewal notice or a late nonrenewal notice is provided by the Insurer, the Policy Period shall be extended, at the same terms and conditions as the expiring policy, except that the annual aggregate limit of the expiring policy shall be increased in proportion to the policy extension, and at the lower of the current rates or the prior period’s rates, until sixty (60) days after such notice is mailed, unless the Insured elects to cancel sooner.

(3)	In the event that a late conditional renewal notice or a late nonrenewal notice is provided by the insurer on or after the expiration date of the policy, coverage shall remain in effect on the same terms and conditions of the expiring policy for another required policy period, and at the lower of the current rates or the prior period’s rates unless the insured during the additional required policy period has replaced the coverage or elects to cancel, in which event such cancellation shall be on a pro rata premium basis.

(iv)	Nothing herein shall be construed to limit the grounds for which the Insurer may lawfully rescind this policy or decline to pay a claim under this policy.

ENDORSEMENT #1-Continued

(v)	Notice required herein to be mailed to the Insured shall be mailed to the Insured at the address shown in Item 1 of the Declarations.

Notice required herein to be mailed by the Insurer shall be sent by registered, certified or other first class mail. Delivery of written notice shall be equivalent to mailing.

Proof of mailing of such notice as aforesaid shall be sufficient proof of notice. The Policy Period shall terminate at the effective date and hour of cancellation or nonrenewal specified in such notice.

(vi)	If this policy shall be cancelled by the Insured, the Insurer shall retain the customary short rate proportion of the premium hereon.

If this policy shall be cancelled by the Insurer, the Insurer shall retain the pro rata proportion of the premium hereon.

Payment or tender of any unearned premium by the Insurer shall not be a condition of cancellation, but such payment shall be made as soon as practicable.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT #2

This endorsement, effective 12:01 A.M., December 13, 2008 forms a part of

policy number:	01-421-18-34
issued to:	MANNING & NAPIER ADVISORS, INC

by:	National Union Fire Insurance Company of Pittsburgh, Pa.

EXCESS DROP DOWN RIDER

It is agreed that:

1.	It is a condition of the attached bond that the underlying bond(s) shall be maintained in full effect in the amount of $25,000,000 during the period of the attached bond except for any reduction in the Aggregate Limit(s) of Liability contained therein solely by payment of claims.

2.	If, by reason of the payment of any claim or claims, by Underwriters during the period of the attached bond which reduces the Aggregate Limit(s) of Liability of the underlying bond, the attached bond shall apply excess of the reduced Aggregate Limit(s) of Liability of the underlying bond. In the event of the exhaustion of the underlying limit(s), the attached bond shall continue in force as primary insurance, and the Deductible set forth in the Schedule of the primary bond shall apply to the attached bond.

3.	However, in the event of any reinstatement of the underlying Aggregate Limit(s) of Liability, the attached bond shall apply as excess of the reinstated underlying Aggregate Limit(s) of Liability.

4.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT #3

This endorsement, effective 12:01 A.M., December 13, 2008 forms a part of

policy number:	01-421-18-34
issued to:	MANNING & NAPIER ADVISORS, INC

by:	National Union Fire Insurance Company of Pittsburgh, Pa.

COVERAGE RIDER

It is hereby understood and agreed that:

1.	The attached Bond shall only cover losses to, and in connection with, the Property and material interest of a Manning & Napier separately managed client. The Manning & Napier separately managed client shall have a written contract with Manning & Napier Advisors, Named Insured.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT #4

This endorsement, effective 12:01 A.M., December 13, 2008 forms a part of

policy number:	01-421-18-34
issued to:	MANNING & NAPIER ADVISORS, INC

by:	National Union Fire Insurance Company of Pittsburgh, Pa.

RELIANCE UPON OTHER CARRIER’S APPLICATION

In granting coverage under this policy, it is agreed that the Insurer has relied upon the statements and representations contained in the below referenced application (including materials submitted thereto and, if such application is a renewal application, all such previous policy applications, and their attachments and materials, for which this policy is a renewal or succeeds in time) as being accurate and complete. It is further understood and agreed that the Organization and the Insureds warrant and represent to the Insurer that the statements and representations made in such application were accurate on the date such representations and statement were so given and that in connection therewith the Insureds hereby reaffirm each and every statement made in our application to Zurich as accurate as of December 13, 2006 as if it was made to the Insurer on such date. All such statements and representations shall be deemed to be material to the risk assumed by the Insurer, are the basis of this policy and are to be considered as incorporated into this policy.

TYPE OF POLICY APPLICATION

Renewal Application for Financial Institutions Bond BD-4015

CARRIER Zurich

DATE SIGNED December 2, 2008

ALL OTHER TERMS, CONDITIONS AND LIMITATIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT #5

This endorsement, effective 12:01 A.M., December 13, 2008 forms a part of

policy number:	01-421-18-34
issued to:	MANNING & NAPIER ADVISORS, INC

by:	National Union Fire Insurance Company of Pittsburgh, Pa.

NOTICE OF CLAIM

(REPORTING BY E-MAIL)

In consideration of the premium charged, it is hereby understood and agreed as follows:

1.	Email Reporting of Claims: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy’s other terms and conditions to the Insurer by email at the following email address:

c-claim@aig.com

Your email must reference the policy number for this policy. The date of the Insurer’s receipt of the emailed notice shall constitute the date of notice. In addition to Notice of Claim Reporting via email, notice may also be given to the Insurer by mailing such notice to: c-Claim for Financial Lines, AIG Domestic Claims, Inc., 175 Water Street, 9th Floor, New York, New York 10038 or faxing such notice to (866) 227-1750.

2.	Definitions: For this endorsement only, the following definitions shall apply:

(a)	“Insurer” means the “Insurer,” “Underwriter” or “Company” or other name specifically ascribed in this policy as the insurance company or underwriter for this policy.

(b)	“Notice of Claim Reporting” means “notice of claim/circumstance,” “notice of loss” or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this policy.

(c)	“Policy” means the policy, bond or other insurance product to which this endorsement is attached.

ENDORSEMENT #5-Continued

3.	This endorsement does not apply to any Kidnap & Ransom/Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT #6

This endorsement, effective 12:01 A.M., December 13, 2008 forms a part of

policy number:	01-421-18-34
issued to:	MANNING & NAPIER ADVISORS, INC

by:	National Union Fire Insurance Company of Pittsburgh, Pa.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

COVERAGE TERRITORY ENDORSEMENT

Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”).

AUTHORIZED REPRESENTATIVE

ENDORSEMENT #7

This endorsement, effective 12:01 A.M., December 13, 2008 forms a part of

policy number:	01-421-18-34
issued to:	MANNING & NAPIER ADVISORS, INC

by:	National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
63674	10/95	FOLLOW FORM BOND - DEC
63675	10/95	FOLLOW FORM BOND - GUTS
69898	09/06	NEW YORK STATUTORY RIDER/ENDORSEMENT
MNSCPT		EXCESS DROP DOWN RIDER
MNSCPT		COVERAGE RIDER
MNSCPT		RELIANCE UPON OTHER CARRIER’
99758	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL)
89644	07/05	COVERAGE TERRITORY ENDORSEMENT
MNSCPT		FORMS INDEX ENDORSEMENT

AUTHORIZED REPRESENTATIVE

DELIVERY INVOICE

Company: St. Paul Mercury Insurance Company

INSURED

Manning & Napier Advisors, Inc.	Policy Inception/Effective Date: 12/13/08
290 Woodcliff Drive	Agency Number: 3104021
Fairport, NY 14450
Transaction Type:
Renewal
Transaction number:
Processing date: 02/03/09
Policy Number: 464BD0368

AGENT

Steven Davis
Brown & Brown of New York, Inc
45 East Avenue
Rochester, NY 14604

Policy Number	Description	Amount	Surtax/ Surcharge
464BD0368	Excess Financial Institution Bond	$33,000.

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

40724 Ed.12-90 Printed in U.S.A.	INSURED COPY	Page 1

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

40724 Ed.12-90 Printed in U.S.A.	INSURED COPY	Page 2

IMPORTANT NOTICE - INDEPENDENT AGENT AND BROKER COMPENSATION

NO COVERAGE IS PROVIDED BY THIS NOTICE. THIS NOTICE DOES NOT AMEND ANY PROVISION OF YOUR POLICY. YOU SHOULD REVIEW YOUR ENTIRE POLICY CAREFULLY FOR COMPLETE INFORMATION ON THE COVERAGES PROVIDED AND TO DETERMINE YOUR RIGHTS AND DUTIES UNDER YOUR POLICY. PLEASE CONTACT YOUR AGENT OR BROKER IF YOU HAVE ANY QUESTIONS ABOUT THIS NOTICE OR ITS CONTENTS. IF THERE IS ANY CONFLICT BETWEEN YOUR POLICY AND THIS NOTICE, THE PROVISIONS OF YOUR POLICY PREVAIL.

For information about how Travelers compensates independent agents and brokers, please visit www.travelers.com, call our toll-free telephone number, 1-866-904-8348, or you may request a written copy from Marketing at One Tower Square, 2GSA, Hartford,
CT 06183.

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

ND044 Rev. 1-08	Page 1 of 1

HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS

Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost. Prompt reporting:

•	better protects the interests of all parties;

•	helps Travelers to try to resolve losses or claims more quickly; and

•	often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.

Report losses, claims, or potential claims to Travelers easily and quickly by fax, U S mail, or email.

FAX

Use this number to report a loss, claim, or potential claim by fax toll free.

1-888-460-6622

US MAIL

Use this address to report a loss, claim, or potential claim by U S Mail.

Bond-FPS Claims Department

Travelers

Mail Code NB08F

385 Washington Street

Saint Paul, Minnesota 55102

EMAIL

Use this address to report a loss, claim, or potential claim by email.

Pro.E&O.Claim.Reporting@SPT.com

This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage.

* This is not a certified copy of any policy form. * Actual policy provisions may differ.*

ND059 Ed. 11-06	-1-

© 2006 The St. Paul Travelers Companies, Inc. All Rights Reserved

☐	ST. PAUL FIRE AND MARINE INSURANCE COMPANY
☒	ST. PAUL MERCURY INSURANCE COMPANY
☐	ST. PAUL GUARDIAN INSURANCE COMPANY

A Capital Stock Company

EXCESS FOLLOW FORM

TRAVELERS FORM

DECLARATIONS:	Excess Follow Form Number: 464BD0368

The Company designated above (herein called Underwriter) issues this Excess Follow Form to:

Item 1.	Named Insured:

Manning & Napier Advisors, Inc.

290 Woodcliff Drive

Fairport, NY 14450

(herein called Insured).

Item 2.	Excess Follow Form Period: The Excess Follow Form Period shall be effective at 12:01 A.M. on 12/13/2008 and expire at 12:01 A.M. on 12/13/2009 local time as to each of said dates, subject to Section 5. of the Terms, Conditions and Limitations of this Excess Follow Form.

Item 3.	Single Loss Limit of Liability: $15,000,000

Item 4.	Aggregate Limit of Liability: $15,000,000

Item 5.	Schedule of Underlying Insurance:

(A)	1.	Underlying Insurer:	Zurich American Insurance Company

	2.	Bond or Policy Number:	FID5395319 06
	3.	Bond or Policy Period:	From: 12/13/2008	To:	12/13/2009
	4.	Limit of Liability:
		Single Loss Limit of Liability	$15,000,000
		Aggregate Limit of Liability	$15,000,000
	5.	Single Loss Deductible:	$25,000

(B)	1.	Underlying Insurer:	Federal Insurance Company

	2.	Bond or Policy Number:	81908089
	3.	Bond or Policy Period:	From: 12/13/2008	To:	12/13/2009
	4.	Limit of Liability:
		Single Loss Limit of Liability	$10,000,000
		Aggregate Limit of Liability	$10,000,000

(C)	1.	Underlying Insurer:	National Union Fire Insurance Company of Pittsburgh, PA.

	2.	Bond or Policy Number:	01-421-18-34
	3.	Bond or Policy Period:	From: 12/13/2008	To:	12/13/2009
	4.	Limit of Liability:
		Single Loss Limit of Liability	$10,000,000
		Aggregate Limit of Liability	$10,000,000

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

XS100 Ed. 5-05	Page 1 of 5

© 2005 The Travelers Companies, Inc.

(D)	1.	Underlying Insurer:

	2.	Bond or Policy Number:
	3.	Bond or Policy Period:	From:	To:
	4.	Limit of Liability:
Single Loss Limit of Liability
Aggregate Limit of Liability

Item 6.	Total amount of Underlying Single Loss Limit of Liability

The total amount of Underlying Single Loss Limit of Liability is $35,000,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 7.	Total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period

The total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period is $35,000,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 8.	Subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form and as excepted below, this Excess Follow Form follows the form of:

Insurer’s Name:	Zurich American Insurance Company

Bond or Policy Number:	FID5395319 06
Effective Date:	12/13/2008

Except as provided below:

Item 9.	The Insured, by acceptance of this Excess Follow Form, gives notice to the Underwriter terminating or canceling prior Bond or Policy Numbers 464BD0319 such termination or cancellation to be effective as of the time this Excess Follow Form becomes effective.

Item 10.	The liability of the Underwriter is subject to the terms of the following endorsements attached hereto:

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

Executed this 2nd	day of February , 2009. Countersigned

XS100 Ed. 5-05
Page 2 of 5		© 2005 The Travelers Companies, Inc.

EXCESS FOLLOW FORM

Travelers Form

INSURING CLAUSE

In consideration of the payment of the premium, and in reliance upon completeness and accuracy of the statements and disclosures made to the Underwriter and any issuer of Underlying Insurance by application, including all attachments, subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form, this Excess Follow Form is subject to the same Insuring Clause(s), Terms, Conditions and Limitations and Endorsements as provided by the Bond or Policy identified in Item 8. of the Declarations of this Excess Follow Form. In no event shall this Excess Follow Form provide broader coverage than would be provided by the most restrictive Underlying Insurance.

This Excess Follow Form is not subject to the same premium or the Limit of Liability of the Bond or Policy identified in Item 8. of the Declarations.

TERMS, CONDITIONS AND LIMITATIONS

Section 1. Underlying Coverage

A.	The Insured(s) shall notify the Underwriter in writing, as soon as practicable, of a failure to maintain in full force and effect, without alteration, the coverage and provisions of the Bond(s) or Policy(ies) identified in Item 5. of the Declarations.

B.	In the event there is no recovery available to the Insured as a result of the insolvency of any Underlying Insurer or the Insured’s failure to comply with the maintenance of any Underlying Insurance, the coverage hereunder shall apply as excess of the amount of all Underlying Insurance plus the amount of any applicable deductible to the same extent as if the Underlying Insurance were maintained in full force and effect.

C.	If the coverage and provisions of the Bond or Policy identified in Item 8. of the Declarations are altered, the Insured shall, as soon as practicable, give the Underwriter written notice of such alteration(s); and upon receipt of written consent to such alteration(s) from the Underwriter, the Insured shall pay any additional premium required by the Underwriter. This Excess Follow Form shall not follow the form of any alteration(s) to the Bond or Policy identified in Item 8. of the Declarations unless such written notice thereof is given by the Insured(s) to the Underwriter, the Underwriter gives written consent to such alteration(s) and the Insured(s) pay(s) any additional premium required by the Underwriter.

D.	Except as provided in Sections 2.D. and 2.E. below, in no event shall the Underwriter be liable to pay loss under this Excess Follow Form until the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been exhausted solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

E.	Any claim, loss or coverage that is subject to a Sublimit in any Underlying Insurance shall not be considered covered loss under this Excess Follow Form, but shall, for purposes of this Excess Follow Form, reduce or exhaust the Underlying Limit of Liability to the extent such payment reduces or exhausts the aggregate limit(s) of liability of such Underlying Insurance.

Section 2. Limit of Liability

A.	Payment by the Underwriter of loss covered under this Excess Follow Form shall reduce the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations. In the event of exhaustion of the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations, the Underwriter shall be relieved of all further liability under this Excess Follow Form.

B.	The Underwriter’s maximum liability for a Single Loss covered under this Excess Follow Form shall not exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations. Also, the Underwriter’s maximum liability for all loss(es) in the aggregate covered under this Excess Follow Form shall not exceed the amount of the Aggregate Limit of Liability stated in Item 4. of the Declarations, which shall be the maximum liability of the Underwriter in the Excess Follow Form Period stated in Item 2. of the Declarations.

C.	Except as provided in Sections 2.D. and 2.E. below, the Underwriter shall only be liable to make payment for a Single Loss covered under this Excess Follow Form after the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been paid solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

XS100 Ed. 5-05
© 2005 The Travelers Companies, Inc.	Page 3 of 5

D.	In the event the total amount of the Underlying Aggregate Limit of Liability as stated in Item 7. of the Declarations is reduced solely by reason of the payment of covered loss by any Underlying Insurer to an amount less than the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations, this Excess Follow Form shall pay covered loss excess of the reduced total amount of Underlying Aggregate Limit of Liability, but not to exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations, and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

E.	In the event of exhaustion of the total amount of Underlying Aggregate Limit of Liability as set forth in Item 7. of the Declarations, solely by reason of the payment of covered loss by the Underlying Insurer(s), this Excess Follow Form shall continue in force as primary insurance, provided always that this policy shall only pay covered loss excess over any retention or deductible amount otherwise applicable under the Underlying Insurance scheduled in Item 5. (A) of the Declarations, such amount not to exceed the Single Loss Limit of Liability stated in Item 3. of the Declarations and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

Section 3. Joint Insureds

If two or more Insureds are covered under this Excess Follow Form, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured or to any named Insured of loss covered under this Excess Follow Form shall fully release the Underwriter on account of such loss. The liability of the Underwriter for loss(es) sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss(es) been sustained by one Insured.

Section 4. Notice / Proof of Loss - Legal Proceedings Against Underwriter

A.	The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, give the Underwriter notice of any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefor in whole or in part, and upon request of the Underwriter, the Insured(s) shall file with the Underwriter a written statement of such loss and a copy of all correspondence between the Insured(s) and any Insurer identified in Item 5. of the Declarations. Notice given to any Insurer identified in Item 5. of the Declarations of this Excess Follow Form shall not constitute notice as required under Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

B.	The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, file with the Underwriter a proof of loss for any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefore in whole or in part, and upon request of the Underwriter the Insured(s) shall furnish a copy of all documents provided to or made available to any Insurer identified in Item 5. of the Declarations in support of any proof of loss filed with such Insurer. Filing of a proof of loss with any Insurer identified in Item 5. of the Declarations shall not constitute filing a proof of loss with the Underwriter as required in Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

C.	Legal proceedings against the Underwriter shall be commenced within the time prescribed in the Bond or Policy identified in Item 8. of the Declarations and only after complying with all the Terms, Conditions and Limitations of this Excess Follow Form.

D.	Notice and proof of loss under this Excess Follow Form shall be given to the Professional E&O Claim Unit, Mail Code 508F, 385 Washington Street, St. Paul, MN 55102.

Section 5. Excess Follow Form Period

A.	The term Excess Follow Form Period as used in this Excess Follow Form shall mean the lesser of the period stated in Item 2. of the Declarations or the time between the effective date and the termination date of this Excess Follow Form.

B.	The Aggregate Limit of Liability set forth in Item. 4. of the Declarations shall not be cumulated regardless of the number of Excess Follow Form Periods this Excess Follow Form has been in force; the number of renewals of this Excess Follow Form by the Underwriter; any extensions of the Excess Follow Form Period of this Excess Follow Form by the Underwriter; the number of and amount of premiums paid by the Insured, or the number of Excess Follow Form Periods of this Excess Follow Form in which the acts giving rise to a loss(es) were committed or occurred.

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

XS100 Ed. 5-05
Page 4 of 5	© 2005 The Travelers Companies, Inc.

Section 6. Single Loss Defined

As used herein, Single Loss shall be defined as that term, or any similar term, as defined in the Bond or Policy identified in Item 8. of the Declarations.

Section 7. Cancellation of this Excess Follow Form by the Underwriter or the Insured

This Excess Follow Form terminates as an entirety upon occurrence of any of the following: (a) after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this Excess Follow Form in accordance with the conditions and limitations of any Bond or Policy identified in Item 5. of the Declarations, (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this Excess Follow Form, or (c) immediately upon cancellation, termination or nonrenewal of the Underlying Bond or Policy identified in Item 8. of the Declarations, whether by the Insured or the applicable Underwriter.

In witness whereof, the Underwriter has caused this Excess Follow Form to be executed on the Declarations page.

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

XS100 Ed. 5-05
© 2005 The Travelers Companies, Inc.	Page 5 of 5

Resolution of the Board of Directors

Manning & Napier Fund, Inc.

RESOLVED, that the form and amount of said Fidelity Bond and the provisions of said Joint Insured Bond Agreement in the attached form hereto be, and the same hereby are, approved and continued by a vote of a majority of the Directors of the Fund and, separately by a majority of the Directors who are not “interested persons” of the Fund as such term is defined by the Investment Company Act of 1940 after consideration of all factors deemed relevant by the Board, including, but not limited to, the existing and projected value of the assets of the Fund to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the Fund and the proper officers of the Fund are, and each of them hereby is, authorized to execute, with the advice of counsel, the Joint Insured Bond Agreement and said Fidelity Bond;

FURTHER RESOLVED, that the proper officers of the Fund are, and each of them hereby is, authorized to arrange for payment of a portion of the total yearly premium payable with respect to such bond;

FURTHER RESOLVED, that the portion of the premium to be paid by the Fund under said Joint Fidelity Bond in accordance with said Joint Insured Bond Agreement be, and the same hereby is, approved by a vote of a majority of the Directors of the Fund and, separately by a majority of the Directors who are not “interested persons” of the Fund as such term is defined by the Investment Company Act of 1940, after considerations of all factors deemed relevant by the Board, including but not limited to, the other parties named as insureds, the nature of the business activities of such other parties, the amount of Joint Fidelity Bond, the amount of the premiums for such Bond, the ratable allocation of such premium for such Bond, the ratable allocation of such premium between all parties named as insureds, and the extent to which the share of the premium allocated to the Fund is less than the premium it would have to pay if it had provided and maintained a single insured Bond;

FURTHER RESOLVED, that Jodi Hedberg is authorized to take any and all action necessary from time to time to increase the coverage under the Bond so that the total coverage at all times is no less than the minimum amount required by Rule 17g-1 under the Investment Company Act of 1940; and,

FURTHER RESOLVED, that Jodi Hedberg be, and she hereby is, designated as the officer responsible for making necessary filings and giving notices with respect to such Bond required by paragraph (g) of Rule 17g-1 under the Investment Company Act of 1940.

February 29, 2009

Karen Zugibe

Compliance Liaison

Manning & Napier Advisors, Inc.

290 Woodcliff Dr.

Fairport, NY 14450

Re:	Investment Company Blanket Bond

Zurich North America – Primary

Policy No. FID 5395319 06

Policy Period 12-13-08 – 09

Dear Karen:

With respect to the above captioned bonds, you have advised met that your internal charge to Manning & Napier Fund, Inc. for the annual premium was $20,000.

If these policies had been issued as a single-insured bond for Manning & Napier Fund, Inc., the annual premium would have been $35,000.

Thank you.

Brown & Brown of NY, Inc.

/s/ Steven E. Davis
Steven E. Davis
Account Executive

JOINT INSURED BOND AGREEMENT

AGREEMENT dated as of this 18th day of November, 2004, by and between Manning & Napier Fund, Inc. (formerly Exeter Fund, Inc.) (“the Fund”) and Manning & Napier Advisors, Inc. (“the Advisor”).

BACKGROUND

A. The Fund is a management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”).

B. The Advisor is an investment advisor registered under the Investment Advisors Act of 1940, as amended.

C. Rule 17g-1 under the 1940 Act requires the Fund to provide and maintain in effect a bond against larceny and embezzlement by its officers and employees.

D. Rule 17g-1 authorizes the parties hereto to secure a joint insured bond naming all of them as insureds.

E. All of the parties hereto are to be named as insureds on a joint fidelity bond having a term of one year, commencing December 13th.

F. Rule 17g-1 also requires that each registered management investment company named as an insured in a joint insured bond enter into an agreement with the other named insured(s) that contains certain provisions regarding the respective shares to be received by said insureds in the event recovery is received under the joint insured bond as a result of a loss sustained by them.

G. A majority of the Board of Directors of the Fund who are not “interested persons” of the Fund (as such term is defined by Section 2 (a) (19) of the 1940 Act), after giving due consideration to all factors relevant to the form, amount and ratable allocation of premiums of the aforesaid joint insured bond among the parties hereto, have approved the terms and amount of the bond and the portion of the premium payable by the Fund.

H. The Fund has also determined that the allocation of the proceeds payable under the aforesaid joint insured bond as set forth herein (which takes into account the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1(d)(1)) is equitable.

NOW THEREFORE, the parties hereto, in consideration of the premises and the mutual covenants contained herein, hereby agree as follows:

1. Joint Insured Bond. The parties shall maintain in effect a joint fidelity insurance bond (the “Bond”) from a reputable fidelity insurance company, which shall be a corporate surety company which is an acceptable surety on Federal bonds under authority granted by the Secretary of the Treasury pursuant to Sections 7 through 13 of Title 6 of the United States Code, and which shall be authorized to do business in the place where the Bond is issued, insuring the Fund and the Advisor against larceny and embezzlement and covering each of their officers and employees who may, singly or jointly with others, have access, directly or indirectly, to their securities or funds. The Bond shall name each party as an insured and shall comply with the requirements for such bonds established by Rule 17g-1.

2. Ratable Allocation of Premium. Each party hereto shall pay the following percentage (which is set forth below opposite its name) of the initial and any additional premiums which have or may become due under the Bond:

Exeter Fund, Inc.	50%
Manning & Napier Advisors, Inc.	50%

3. Ratable Allocation of Proceeds. If more than one party sustains a single loss for which recovery is received under the Bond, each such party shall receive that portion of the recovery which is sufficient in amount to indemnify that party in full for the loss sustained by it, unless the recovery is inadequate to fully indemnify all parties sustaining a single loss.

If the recovery is inadequate to indemnify fully all parties sustaining a single loss, the recovery shall be allocated among such parties as follows:

(i) recovery shall first be allocated to the Fund in portion for its loss, if any, in an amount equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1(d)(1).

(ii) the remaining portion of the recovery, if any, shall first be allocated to the Fund in portion to its remaining losses, if any, to the extent of the recovery and to extent of its losses.

(iii) the remaining portion (if any) of the recovery shall be allocated to the Advisor.

4. Claims and Settlements. Each party shall, within five days after making of any claim under the Bond, provide the other party with written notice of the amount and nature of such claim. Each party shall, within five days after receipt thereof, provide the other party with written notice of the terms of settlement of any claim made under the Bond by such party. The Secretary of the Fund is designated as responsible for filing notices required by paragraph (g) of Rule 17g-1 under the 1940 Act and shall give and receive any notice required hereby with respect to the Fund or the Advisor.

5. Modification and Amendments. Any party may increase the amount of the Bond, provided that written notice thereof must be given to the other party to this Agreement and to the Securities and Exchange Commission in accordance with Rule 17g-1. If pursuant to Rule 17g-1 either party shall determine that the coverage described herein should otherwise be modified, it shall so notify the other parties hereto, and indicate the nature of the modification, which it believes to be appropriate. A party may withdraw from this Agreement at any time and cease to be a party hereto (except with respect to losses occurring prior to such withdrawal) by giving not less than ninety days’ prior written notice to the other party of such withdrawal. Upon withdrawal, a withdrawing party (if the withdrawing party is the Fund) shall be entitled to receive any premium rebated by the fidelity company with respect to such withdrawal.

6. Governing Law. This Agreement shall be construed in accordance with the laws of the State of New York.

7. No Assignment. This agreement is not assignable.

8. Notices. All notices and other communications hereunder shall be in writing and shall be addressed to the appropriate party at, 1100 Chase Square, Rochester, N.Y. 14604.

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement as of the day and year first above written.

Exeter Fund, Inc.

/s/ B. Reuben Auspitz
By: B. Reuben Auspitz, President

Manning & Napier Advisors, Inc.

/s/ Michelle Thomas
By: Michelle Thomas, Corporate Secretary

Brown & Brown of NY, Inc.

45 East Ave.

Rochester, NY 14604

October 1, 2009

Karen Zugibe

Compliance Liaison

Manning & Napier Advisors, Inc.

290 Woodcliff Dr.

Fairport, NY 14450

Re:	Manning & Napier Fund, Inc. Investment Company Blanket Bond Zurich North America FID 5395319 06 12-13-08 – 09

Dear Karen:

Per our prior correspondence, Zurich has increased the limit on the above captioned bond to $17 million, effective October 1, 2009. In accordance with the terms of the 17g-1 Investment Company Fidelity Bond, there were no additional premium charges in increasing the bond to $17 million.

As you know, the above captioned bond is a joint-insured bond, which also covers Manning & Napier Advisors, Inc. for its fidelity exposure.

If this had been issued as a single-insured bond for Manning & Napier Fund, Inc. only, the premium would have been $35,000.

Thank you, and please let me know if you have any questions.

Brown & Brown of NY, Inc.

/s/ Steven E. Davis

Steven E. Davis

Account Executive

LIMIT/GROWTH RIDER
(INSURED)	(EFFECTIVE DATE)	(BOND NUMBER)
Manning & Napier Fund, Inc.	10/01/09	FID5395319 06

It is agreed that:

1.	If the Insured shall, while this bond is in force, require an increase in limits to comply with SEC Reg 17-g-1, due to an increase in asset size of current funds under the bond, or addition of new funds, such increase in limits shall automatically be covered, subject to a maximum Limit of Liability of $17,000,000, hereunder from the date of such increase without the payment of an additional premium for the remainder of the premium policy period.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

3.	All other terms, conditions and limitations remain the same except as herein expressly modified.

ZURICH AMERICAN INSURANCE COMPANY
Authorized Representative